UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 8, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the First Quarter 2025 Report of UBS AG,

which appears immediately following this
page.

UBS AG
First quarter

2025 report

Corporate calendar UBS AG
Information about future publication dates is generally

available at
ubs.com/global/en/investor-relations/events/calendar.html
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Imprint
Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS AG
4
Recent developments
7
UBS AG consolidated performance
2.
Business divisions and

Group Items
14
Global Wealth Management
16
Personal & Corporate Banking
18
Asset Management
19
Investment Bank
20
Non-core and Legacy
21
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
23
Risk management and control
28
Capital management
37
Liquidity and funding management
38
Balance sheet and off-balance sheet
4.
Consolidated

financial statements
42
UBS AG interim consolidated financial
statements (unaudited)
74
Comparison between UBS AG
consolidated and UBS Group AG
consolidated
Appendix
76
Alternative performance measures
80
Abbreviations frequently used in
our financial reports
82
Information sources
83
Cautionary statement

UBS AG first quarter 2025 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group” UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”, “we”, “us” and “our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG”

UBS Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.
Comparability
Comparative information in this report is

presented as follows.
Profit and loss information and

other flow-based information for the first

quarter of 2025 and

the fourth quarter
of 2024 is

based entirely on consolidated

data following the merger

of UBS AG

and Credit Suisse

AG. Profit and
loss information and other flow-based information for the first quarter of 2024 includes pre-merger UBS AG data only.

Balance

sheet

information

as

at

31 March

2025

and

31 December

2024

includes

post-merger

consolidated
information. Balance sheet dates prior to 30 June

2024 reflect pre-merger UBS AG information

only.

Comparison between UBS AG consolidated

and UBS Group AG consolidated
A

comparison

of

selected

financial

and

capital

information

of

UBS

AG

consolidated

and

of

UBS

Group

AG
consolidated is provided after the Notes to the UBS AG

interim consolidated financial statements.

UBS AG first quarter 2025 report

UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

USD m, except where indicated 31.3.25 31.12.24 31.3.24
Results
Total revenues

12,163

11,317

9,108
Credit loss expense / (release)

124

241

52
Operating expenses

10,701

11,017

7,677
Operating profit / (loss) before tax

1,339

59

1,379
Net profit / (loss) attributable to shareholders

1,028

(257)

1,006
Profitability and growth
1
Return on equity (%)

4.3

(1.1)

7.3
Return on tangible equity (%)

4.6

(1.2)

8.2
Return on common equity tier 1 capital (%)

5.7

(1.3)

9.1
Return on leverage ratio denominator, gross (%)

3.1

2.9

3.3
Cost / income ratio (%)

88.0

97.3

84.3
Net profit growth (%)

2.2
n.m.

0.2
Resources
Total assets

1,547,489

1,568,060

1,116,806
Equity attributable to shareholders

96,553

94,003

55,046
Common equity tier 1 capital
2

70,756

73,792

43,863
Risk-weighted assets
2

481,539

495,110

328,732
Common equity tier 1 capital ratio (%)
2

14.7

14.9

13.3
Going concern capital ratio (%)
2

18.5

18.1

17.7
Total loss-absorbing capacity ratio (%)
2

38.0

36.7

34.3
Leverage ratio denominator
2

1,565,845

1,523,277

1,078,591
Common equity tier 1 leverage ratio (%)
2

4.5

4.8

4.1
Liquidity coverage ratio (%)
3

180.3

186.1

191.4
Net stable funding ratio (%)

122.8

124.1

121.6
Other
Invested assets (USD bn)
1,4

6,153

6,087

4,672
Personnel (full-time equivalents)

67,373

68,982

47,635
1 Refer to “Alternative performance measures” in

the appendix to this

report for the definition

and calculation method.

2 Based on the Swiss systemically

relevant bank framework. Refer to

the “Capital management”
section of this

report for more

information.

3 The disclosed

ratios represent quarterly

averages for

the quarters presented

and are calculated

based on an

average of 62

data points in

the first quarter

of 2025,
64 data points in the

fourth quarter of 2024

and 61 data

points in the first

quarter of 2024. Refer

to the “Liquidity and

funding management” section

of this report for

more information.

4 Consists of invested
assets for Global Wealth Management, Asset Management (including invested assets from associates) and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated
financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.

UBS AG first quarter 2025 report |
UBS AG | Recent developments

UBS AG
Management report
Recent developments
Integration of Credit Suisse
We continue to

be on track

to substantially

complete the

integration of

Credit Suisse

by the end

of 2026.

Our focus
currently remains on client account migrations

and infrastructure decommissioning.
We have

commenced our Swiss

business migrations and

are preparing for

the first

main wave,

which is

planned
for the second

quarter of 2025,

and we aim

to complete the

Swiss booking center migrations

by the end

of the
first

quarter

of

2026.

In

the

first

quarter

of

2025

we

completed

the

consolidation

of

our

branch

network

in
Switzerland, and we

have merged 95

branches with

existing branches

since the merger

of UBS Switzerland

AG and
Credit Suisse (Schweiz) AG in July 2024.
In March 2025, we completed

the sale of Select

Portfolio Servicing, the US mortgage

servicing business of Credit
Suisse, which was

managed in

Non-core and

Legacy. We recognized

a loss

of USD 11m

upon the completion

of
the transaction.

The completion

of the

transaction also

reduced UBS AG’s

RWA by

around USD 1.3bn

and UBS AG’s
leverage ratio denominator by around USD 1.7bn.
We

entered

into

an

agreement

in

October

2024

to

sell

to

American

Express

Swiss

Holdings

GmbH

(American
Express) its

50% interest

in Swisscard

AECS GmbH

(Swisscard), a

joint venture

in Switzerland

between UBS

and
American Express, subject to certain closing conditions.

Also in October 2024, we entered into an agreement

with
Swisscard

to

transition

the

Credit

Suisse-branded

card

portfolios

to

UBS.

In

January

2025,

we

completed

the
purchase of the

card portfolios, with

the actual client

migration expected to

take place over

the following quarters.
The two transactions

are expected to

result in similar profit

and loss effects

over the course

of 2025 and, therefore,
on a net basis are not expected to have a material impact for the Group. In the first quarter of 2025, we recorded an expense

of USD 180m

related to

the acquisition

of the

card portfolio

and a

gain of

USD 64m related

to our
investment in Swisscard, and we expect to record a gain on the completion of the sale of our interest in Swisscard
later in 2025.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
Based on its report

on banking stability from April

2024, the Swiss Federal Council is

expected to launch a public
consultation on the implementation of its

proposed measures at the

ordinance level and present its

proposals for
legislative amendments to

the Swiss

Parliament in June

2025. The capital

treatment of foreign

participations will
be regulated

at the

legislative level, rather

than at

the ordinance

level; therefore

the respective

measures will

be
presented to the Parliament. Certain proposals that are

under consideration, in particular the capital treatment of
foreign participations, if adopted, could

require UBS Group AG and UBS AG to

hold a significantly higher level of
capital. However,

the ultimate impact of the proposals on UBS cannot yet be assessed, due to the broad range of
possible outcomes at the end of the regulatory process.
Mutual recognition agreement with the UK

approved by the Swiss Parliament
In March

2025, the

Swiss Parliament

approved the

Berne Financial

Services Agreement

(the BFSA)

with the

UK,
which facilitates cross-border financial activities based on a new model for regulatory cooperation and outcomes-
based

mutual

recognition of

domestic

rules.

The

BFSA

is

supplemented by

an

enhanced

and

closer

supervisory
process and additional

supervisory arrangements where new

market access is

granted. It is

expected that the

UK
legislation will be finalized by the end of 2025.

UBS AG first quarter 2025 report |
UBS AG | Recent developments

Developments related to the implementation

of the final Basel III standards
In Switzerland, the amendments to

the Capital Adequacy Ordinance

(the CAO) that incorporate

the final Basel III
standards into Swiss law entered into force on

1 January 2025. The adoption of the final Basel III standards led to
a

similar impact

on UBS AG

consolidated as

on UBS Group,

with an

USD 8.6bn reduction

in UBS AG’s

RWA.

A
USD 6.5bn

increase

in

market

risk

RWA

resulting

from

the

implementation

of

the

Fundamental

Review

of

the
Trading Book (the FRTB) framework was more

than offset by a USD 9.0bn

reduction in operational risk

RWA and a
USD 6.1bn reduction in credit

and counterparty credit risk

RWA. The output

floor,

which is being phased

in until
2028, is currently not binding for UBS AG.
In

January

2025,

the

UK

Prudential

Regulation

Authority

(the

PRA)

announced

that

it

has

postponed

the
implementation of the final Basel III standard by one year, to 1 January 2027, citing the need for greater clarity on
US plans. The

PRA left open the

possibility of further postponement. The

date for the

full phase-in of the

output
floor continues to

be 1 January 2030.

With UBS’s entities

not being subject

to the

corresponding UK regulation,
the overall impact on UBS is expected to be

limited.
In the

EU, the

final Basel III

requirements became

applicable as

of 1 January

2025, except

for the

FRTB requirements,
the

implementation

of

which

has

been

delayed

until

at

least

1 January

2026.

In

March

2025,

the

European
Commission (the EC)

launched a consultation

to determine the approach

for implementing the

FRTB requirements,
as recent international developments

indicate further delays

in the FRTB implementation,

particularly in the US and
the UK. UBS Europe

SE is subject to

Basel III regulations in

the EU. The impact

on UBS can only

be determined once
the EC publishes its final decision.
In

the

US,

banking

agencies,

including

the

Federal

Reserve

Board,

have

been

discussing

amendments

to

their
original proposals regarding

the implementation of the

final Basel III standards. The

timing and the content

of a re-
proposal remain uncertain. UBS

Americas Holding LLC is

subject to the

US requirements. The

impact on UBS

can
only be determined once the US publishes

its final rules.
Developments in the EU to simplify regulations

regarding environmental, social and governance

matters
In February

2025, the

EC published

proposals to

simplify the

requirements of the

Corporate Sustainability

Reporting
Directive

(the

CSRD),

the

Taxonomy

Regulation

and

the

Corporate

Sustainability

Due

Diligence

Directive

(the
CSDDD), with

the overarching

aims of

reducing the

reporting and

regulatory burden,

in particular

for small

and
medium-sized

enterprises, and

enhancing

EU

competitiveness. In

April

2025,

the

European

Parliament

and

the
Council approved the

proposed directive that

delays certain application

dates of the

CSRD and the

CSDDD, with
that directive

entering into

force

on 17 April

2025. The

EU Member

States have

to transpose

this directive

into
national law by

31 December 2025. The proposal

to amend certain

requirements in the

CSRD and the

CSDDD is
expected to be

adopted later in

2025. The EC

also proposed changes

to the reporting

requirements under Article 8
of the EU Taxonomy

Regulation that are expected

to be adopted in

the second quarter of

2025. UBS entities are
within the scope

of the regulations.

The impact of

the proposals on

UBS cannot yet

be assessed, as

they are subject
to changes during the regulatory process.
US climate disclosure requirements
In March

2025, the

US Securities

and Exchange

Commission (the

SEC) announced

that it

would end

its legal

defense
of its 2024 climate disclosure regulation. The implementation of the regulation had previously been suspended by the SEC as

a result of

legal challenges.

Certain US

states have

adopted or

intend to

adopt specific

state-level climate
risk disclosure

requirements for

companies operating

in their

respective states.

UBS will

monitor these

developments
to assess impact as rules are finalized.

Other developments
Collaboration with 360 ONE WAM Ltd
In April 2025, we entered into a strategic

collaboration with 360 ONE WAM Ltd (360 ONE), one

of India’s largest
wealth and asset management firms. As part of the agreement, we plan to acquire warrants for a 4.95% interest in 360 ONE and

will transfer

our onshore wealth management

business in India

to 360 ONE, while

360 ONE clients
booked in Singapore will be served by

UBS Singapore. The closing of the transactions is

subject to approvals, and
the transactions are not expected to have a material

impact for UBS.

UBS AG first quarter 2025 report |
UBS AG | Recent developments

Resolution of legacy Credit Suisse cross-border

matter
On 5 May 2025,

Credit Suisse Services AG

entered into an agreement with

the U.S. Department

of Justice to settle
a long-running tax-related

investigation into

Credit Suisse's implementation

of its 2014

plea agreement, relating to
its legacy cross-border business

with US taxpayers

booked in Switzerland,

which began before UBS

acquired Credit
Suisse. Credit Suisse Services AG

pleaded guilty to one count of

conspiracy to aid and assist in

the preparation of
false

income

tax

returns

and

will

pay

an

aggregate

of

USD 371.9m.

Credit

Suisse

Services AG

also
contemporaneously

entered

into

a

non-prosecution

agreement

regarding

US

taxpayers

booked

in

the

legacy
Credit Suisse Singapore booking

center and will

pay an

aggregate of USD

138.7m. UBS

AG has not

made any

post-
balance sheet adjustment as the expected

impact is not material.

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

UBS AG consolidated performance
Income statement
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Net interest income

1,328

1,590

806

(17)

65
Other net income from financial instruments measured

at fair value through profit or loss

3,924

3,150

2,945

25

33
Net fee and commission income

6,630

6,354

5,148

4

29
Other income

281

223

209

26

35
Total revenues

12,163

11,317

9,108

7

34
Credit loss expense / (release)

124

241

52

(49)

140
Personnel expenses

5,910

5,212

4,161

13

42
General and administrative expenses

4,077

4,964

2,985

(18)

37
Depreciation, amortization and impairment of non-financial

assets

714

840

531

(15)

34
Operating expenses

10,701

11,017

7,677

(3)

39
Operating profit / (loss) before tax

1,339

59

1,379

(3)
Tax expense / (benefit)

303

313

366

(3)

(17)
Net profit / (loss)

1,035

(254)

1,014

2
Net profit / (loss) attributable to non-controlling interests

7

2

8

218

(10)
Net profit / (loss) attributable to shareholders

1,028

(257)

1,006

2
Comprehensive income
Total comprehensive income

2,657

(2,975)

(169)
Total comprehensive income attributable to non-controlling interests

22

(35)

(4)
Total comprehensive income attributable to shareholders

2,635

(2,940)

(166)
Integration-related expenses, by business division and Group Items
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Global Wealth Management

355

456

228
Personal & Corporate Banking

166

183

84
Asset Management

73

96

35
Investment Bank

116

175

114
Non-core and Legacy

191

316

61
Group Items

(2)

6

1
Total integration-related expenses

900

1,232

523
of which: total revenues

(3)

6

0
of which: operating expenses

903

1,226

523
of which: personnel expenses

386

421

117
of which: general and administrative expenses

460

664

345
of which: depreciation, amortization and impairment of non-financial assets

57

141

61
1Q25 compared with 1Q24
The legal merger

of UBS AG

and Credit Suisse

AG on 31 May

2024 has had

a significant impact

on the results

from
June 2024 onward.

This discussion and

analysis of results compares

the first quarter of

2025, which covers three
full months of post-merger results, with the first quarter of

2024, which included only pre-merger results. This is a
material driver in many of the increases across

both revenues and operating expenses.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Results: 1Q25 vs 1Q24
Operating

profit

before

tax

decreased

by

USD 40m,

or

3%,

to

USD 1,339m,

reflecting

increases

in

operating
expenses

and

net

credit

loss

expenses,

partly

offset

by

higher

total

revenues.

Operating

expenses

increased

by
USD 3,024m,

or

39%,

to

USD 10,701m,

largely

due

to

increases

of

USD 1,749m

in

personnel

expenses

and
USD 1,092m in general and

administrative expenses.

Depreciation, amortization and impairment

of non-financial
assets was

USD 183m higher.

Net credit

loss expenses

were USD 124m,

compared with

USD 52m

in the

first quarter
of 2024.

Total revenues increased by

USD 3,055m,

or 34%,

to USD 12,163m,

largely due

to a

USD 1,501m

increase
in combined net interest income and other

net income from financial instruments measured at fair

value through
profit or loss and

also due to a USD 1,482m increase

in net fee and

commission income. Other income increased
by USD 72m.

Integration-related expenses

in general

and administrative

expenses primarily

included shared

services costs

charged
from other companies

in the UBS

Group reporting

scope, consulting

fees and outsourcing

costs. Integration-related
personnel

expenses were

mainly

due

to

salaries

and variable

compensation related

to

the

integration

of Credit
Suisse. In addition,

there was accelerated depreciation of properties

and leasehold improvements in depreciation,
amortization and impairment of non-financial

assets.

Total revenues: 1Q25 vs 1Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased by

USD 1,501m to USD 5,252m,

mainly driven by

increases in Global Wealth Management,
Personal & Corporate Banking and the Investment

Bank.

Global Wealth Management revenues increased by

USD 516m

to USD 2,074m, mainly driven by the consolidation
of Credit

Suisse AG net

interest income.

The

remaining variance

was due

to a

decrease in

net interest

income,
largely driven by a

decrease in deposit revenues due to

lower margins and a decrease

in loan revenues, reflecting
lower margins and average volumes.
Personal & Corporate Banking revenues increased by USD 343m to

USD 1,247m, largely due to the consolidation
of Credit Suisse AG net interest income.
Investment

Bank

revenues increased

by

USD 499m

to

USD 2,056m,

mainly

due

to

an

increase

in

Derivatives

&
Solutions revenues, mainly reflecting higher revenues

in Equity Derivatives and Foreign Exchange,

due to increased
volatility and higher levels of

client activity. In addition, there

were higher revenues in Financing,

mainly driven by
Prime Brokerage, supported by higher client

balances.
Non-core and

Legacy

revenues

increased by

USD 99m to

USD 117m, mainly

due to

the consolidation

of Credit
Suisse AG revenues.

Total revenues

reflected net

gains from

position exits,

along with

net interest

income from
securitized products and credit products.
Revenues in Group Items were negative USD 237m compared with negative USD 275m. Revenues included lower mark-to-market

losses

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness, within
Group Treasury.

Revenues in

the first

quarter of

2025 were

driven by

mark-to-market effects

on own

credit and
portfolio-level economic hedges, mainly due

to increases in interest rates and cross-currency-basis

widening.

›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

(266)

(292)

188

(9)
Net interest income from financial instruments measured

at fair value through profit or loss and other

1,594

1,882

618

(15)

158
Other net income from financial instruments measured

at fair value through profit or loss

3,924

3,150

2,945

25

33
Total

5,252

4,741

3,751

11

40
Global Wealth Management

2,074

2,085

1,558

(1)

33
of which: net interest income

1,589

1,717

1,204

(7)

32
of which: transaction-based income from foreign exchange and other intermediary activity
1

485

368

354

32

37
Personal & Corporate Banking

1,247

1,378

904

(10)

38
of which: net interest income

1,059

1,168

772

(9)

37
of which: transaction-based income from foreign exchange and other intermediary activity
1

188

211

132

(11)

42
Asset Management

(5)

(4)

(12)

47

(55)
Investment Bank

2,056

1,552

1,557

32

32
Non-core and Legacy

117

(171)

18

533
Group Items

(237)

(99)

(275)

139

(14)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign-currency translation effects and income and expenses from precious metals,

which are included in the income statement
line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line

are one component of Transaction

-based income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.

Net fee and commission income
Net fee and commission income increased

by USD 1,482m to USD 6,630m, mainly driven by

the consolidation of
Credit Suisse AG revenues.
Fees from portfolio management increased by USD 646m

to USD 3,102m, and investment fund fees increased by
USD 342m to

USD 1,543m, predominantly in

Global Wealth

Management and

Asset Management,

respectively.
The increase

in Global

Wealth Management

was mainly

due to

the consolidation

of Credit

Suisse AG

revenues,
positive market performance and net new fee-generating asset inflows. For Asset

Management, the increase was
mainly from the consolidation of Credit Suisse

AG revenues.
Net brokerage fees

increased by USD 324m

to USD 1,280m, largely

as a result

of the consolidation

of Credit Suisse
AG revenues. The remaining variance was

mainly due to higher levels

of client activity across all

regions in Global
Wealth Management and driven by higher volumes

in Cash Equities in Execution Services in the

Investment Bank.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other

income

was

USD 281m

and

included

the

consolidation

of

Credit

Suisse AG

income,

compared

with
USD 209m in the first quarter of 2024. The increase was largely due to share of net profits of associates and joint
ventures being

USD 121m higher,

primarily in

Personal &

Corporate Banking,

mainly reflecting

a USD 64m

gain
related to the Swisscard transactions.
›
Refer to the “Recent developments” section and “Personal & Corporate Banking” in the “Business divisions and
Group Items” section of this report for more information about the Swisscard transactions
›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 1Q25 vs

1Q24
Total net

credit loss

expenses

in the

first quarter

of 2025

were USD 124m,

reflecting net

releases of

USD 21m related
to performing positions

and net expenses

of USD 145m on

credit-impaired positions.

Net credit loss expenses

were
USD 52m in the first quarter of 2024.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 31.3.25
Global Wealth Management

(7)

15

8
Personal & Corporate Banking

(8)

66

58
Asset Management

0

0

0
Investment Bank

(5)

54

49
Non-core and Legacy

0

10

10
Group Items

(1)

0

(1)
Total

(21)

145

124
For the quarter ended 31.12.24
Global Wealth Management

(26)

15

(11)
Personal & Corporate Banking

(24)

213

189
Asset Management

0

0

0
Investment Bank

32

30

62
Non-core and Legacy

(2)

4

2
Group Items

(1)

1

0
Total

(21)

262

241
For the quarter ended 31.3.24
Global Wealth Management

2

7

9
Personal & Corporate Banking

(12)

22

10
Asset Management

0

0

0
Investment Bank

10

22

32
Non-core and Legacy

0

0

0
Group Items

1

0

1
Total

1

51

52

Operating expenses: 1Q25 vs 1Q24
Operating expenses
For the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Personnel expenses

5,910

5,212

4,161

13

42
of which: salaries and variable compensation

5,129

4,473

3,621

15

42
of which: variable compensation – financial advisors
1

1,409

1,400

1,267

1

11
General and administrative expenses

4,077

4,964

2,985

(18)

37
of which: net expenses for litigation, regulatory and similar matters

196

393

8

(50)
Depreciation, amortization and impairment of non-financial

assets

714

840

531

(15)

34
Total operating expenses

10,701

11,017

7,677

(3)

39
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses

increased

by

USD 1,749m

to

USD 5,910m,

mainly

driven

by

the

consolidation

of
Credit Suisse AG expenses,

reflecting the combined

workforce resulting from

the merger, as well

as higher

accruals
for

performance

awards

and

a

USD 142m

increase

in

financial

advisor

compensation

resulting

from

higher
compensable revenues.

›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative

expenses increased by USD

1,092m to USD 4,077m,

mainly driven by the

consolidation
of Credit Suisse AG expenses, including an increase of USD 298m in shared services costs for Technology,

Finance
and

Risk

charged

by

other subsidiaries

of

UBS

Group

AG.

General and

administrative expenses

also

included

a
USD 180m expense related to

the Swisscard transactions

in Personal &

Corporate Banking, as well

as USD 188m
higher

expenses

for

litigation,

regulatory

and

similar

matters

and

increases

of

USD 92m

in

technology

costs,
USD 76m in outsourcing costs and USD 73m in real estate and logistics costs.
›
Refer to the “Recent developments” section and “Personal & Corporate Banking” in the “Business divisions and
Group Items” section of this report for more information about the Swisscard transactions
›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and impairment

of non-financial assets

increased by USD 183m

to USD 714m, mainly
due to higher

amortization of

internally generated

capitalized software as

a result of a

higher cost base

of software
assets following the consolidation of Credit Suisse

AG.

Tax: 1Q25 vs 1Q24
UBS AG had a net income tax expense

of USD 303m in the first quarter

of 2025, representing an effective

tax rate
of 22.7%, compared with USD 366m in the

first quarter of 2024 and an effective

tax rate of 26.5%.

The current tax expense was USD 431m, which includes USD 300m that primarily related to the taxable profits of
UBS Switzerland AG and other entities and USD 131m that related to US corporate alternative minimum tax, with
an equivalent

deferred tax

benefit for

deferred tax

assets (DTAs)

recognized in

respect of

tax credits

carried forward.
There

was

a

net

deferred

tax

benefit

of

USD 128m.

This

reflects

the

aforementioned

deferred

tax

benefit

of
USD 131m and also

benefits of USD 39m in

respect of the

tax deduction for

deferred compensation awards and
USD 31m

in

respect of

an increase

in

deferred

tax asset

recognition

for the

quarter in

respect of

UBS

AG’s

US
branch. These

benefits were

partly offset

by

a net

deferred tax

expense of

USD 73m that

mainly related

to the
amortization

of

DTAs

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible

temporary
differences.
Total comprehensive income attributable

to shareholders
In the first quarter

of 2025, total comprehensive

income attributable to shareholders

was USD 2,635m, reflecting a
net profit

of USD 1,028m

and other

comprehensive

income (OCI),

net of

tax, of USD

1,607m.
Foreign currency translation OCI was USD 794m, mainly resulting from the US dollar weakening against the Swiss franc and the euro.
OCI

related

to

cash

flow

hedges

was

USD 545m,

mainly

reflecting

net

unrealized

gains

on

US

dollar

hedging
derivatives

resulting

from

decreases

in

the

relevant

US

dollar

long-term

interest

rates

and

net

losses

on

hedging
instruments that were reclassified from OCI

to the income statement.
OCI related to

own credit

on financial

liabilities designated

at fair value

was USD 233m,

primarily due

to a widening
of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation

of equity under

IFRS Accounting

Standards to

Swiss SRB common

equity tier

1 capital”

in the
“Capital management”

section of

this report

for more information

about the

effects of OCI

on common

equity tier

1
capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As

of

31 March

2025,

it

is

estimated

that

a

parallel

shift

in

yield

curves

by

+100

basis

points

could

lead

to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.5bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.9bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately USD 0.4bn.

Of this increase, approximately

USD 1.0bn would result from

the change in the

Swiss
franc interest

rate, driven

by both

contractual and

assumed flooring

benefits under

negative interest

rates. US

dollar
and euro interest rate changes would lead

to an offsetting decrease of USD 0.4bn and USD

0.1bn, respectively.
These estimates do not represent net interest income forecasts as they are based on a hypothetical scenario of an
immediate change in interest rates,

equal across all currencies and

relative to implied forward rates as

of 31 March
2025 applied to our banking

book. These estimates further assume no

change to balance sheet size

and product
mix, stable foreign exchange rates, and no specific

management action.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 1Q25 vs 1Q24
The cost / income

ratio was

88.0%, compared

with 84.3%,

mainly reflecting

an increase

in operating

expenses,
partly offset by an increase in total revenues.

Personnel: 1Q25 vs 4Q24
The number

of internal

personnel employed

as of

31 March 2025

was 67,373

(full-time equivalents),

a net

decrease
of 1,609 compared with 31 December 2024.
Equity, CET1 capital and returns
As of or for the quarter ended
USD m, except where indicated 31.3.25 31.12.24 31.3.24
Net profit
Net profit attributable to shareholders

1,028

(257)

1,006
Equity

Equity attributable to shareholders

96,553

94,003

55,046
less: goodwill and intangible assets

6,691

6,661

6,237
Tangible equity attributable to shareholders

89,862

87,343

48,809
less: other CET1 adjustments

19,106

13,550

4,946
CET1 capital

70,756

73,792

43,863
Returns
Return on equity (%)

4.3

(1.1)

7.3
Return on tangible equity (%)

4.6

(1.2)

8.2
Return on CET1 capital (%)

5.7

(1.3)

9.1
Common equity tier 1 capital: 1Q25 vs 4Q24
During

the first

quarter of

2025,

common equity

tier 1 (CET1)

capital decreased

by

USD 3.0bn to

USD 70.8bn,
mainly as operating

profit before tax of

USD 1.3bn and foreign currency

translation gains of

USD 0.8bn were more
than offset by dividend accruals of USD 4.5bn, and

current tax expenses of USD 0.4bn.
Return on common equity tier 1 capital: 1Q25

vs 1Q24
The annualized

return on

CET1 capital

was 5.7%,

compared with

9.1%, driven

by an

increase in

average CET1
capital, partly offset by higher net profit attributable to

shareholders.
Risk-weighted assets: 1Q25 vs 4Q24
During the first quarter

of 2025, RWA decreased by USD 13.6bn

to USD 481.5bn, driven

by a USD 9.5bn decrease
resulting from asset

size and other movements,

an USD 8.6bn reduction as

a result of

the implementation of the
final Basel III standards,

and a

USD 1.1bn reduction

resulting from model

updates and

other methodology

changes.
These decreases were partly offset by a USD 5.7bn increase in currency effects.
Common equity tier 1 capital ratio: 1Q25 vs 4Q24
The CET1 capital ratio decreased

to 14.7% from 14.9%,

reflecting the aforementioned decrease

in CET1 capital,
partly offset by the aforementioned decrease in RWA.
Leverage ratio denominator: 1Q25 vs 4Q24
During the

first quarter

of 2025,

the LRD

increased by

USD 42.6bn to

USD 1,565.8bn,

driven by

an increase

of
USD 28.8bn as a result

of the implementation of the final

Basel III standards and currency

effects of USD 26.6bn,
partly offset by asset size and other movements of USD

12.8bn.
Common equity tier 1 leverage ratio: 1Q25

vs 4Q24
The CET1 leverage ratio decreased

to 4.5% from 4.8%, reflecting the

aforementioned increase in the LRD

and the
aforementioned decrease in CET1 capital.

UBS AG first quarter 2025 report |
UBS AG | UBS AG consolidated performance

Outlook
Rapid

and

significant

changes

to

trade

tariffs,

heightened

risk

of

escalation

and

significantly

increased
macroeconomic uncertainty

led

to

major

market volatility

in

the first

weeks of

April.

We actively

engaged with
institutional and private

clients, helping them

navigate the uncertain

environment with advice on

how to protect
their assets and by facilitating their trading activity

across asset classes.
With a wide range of possible outcomes, the economic

path forward is particularly unpredictable. The prospect

of
higher

tariffs

on

global

trade

presents a

material

risk

to

global

growth and

inflation,

clouding

the

interest rate
outlook. Markets are likely

to remain sensitive to

new developments, both positive

and negative, which are

likely
to

lead

to

further

spikes

in

volatility.

Prolonged

uncertainty

would

affect

sentiment

and

cause

businesses

and
investors to delay important decisions on strategy,

capital allocation and investments.
In the second quarter we expect net interest

income (NII) in Global Wealth Management

to decline sequentially by
a low-single-digit percentage,

and we see a similar

decline in Personal

& Corporate Banking’s NII

in Swiss francs. In
US

dollar

terms,

Personal

&

Corporate

Banking’s

NII

is

expected

to

increase

sequentially

by

a

mid-single-digit
percentage, based

on

current foreign

exchange rates.

Continued market

uncertainty could

affect the

timing of
execution of our Global Banking pipeline.

Despite this uncertain

environment we are

confident in our

ability to deliver on

our financial targets,

leveraging the
power of our diversified

business model. We remain focused

on serving our clients, executing

on integration and
acting as an engine of economic growth

in the communities we serve.

UBS AG first quarter 2025 report |
Business divisions and Group Items

Business divisions and Group
Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.

Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.
This discussion and

analysis of the

results of

the business divisions

and Group Items

compares the

results for the
first quarter of

2025, which are

based entirely on

consolidated data following the

merger of UBS AG

and Credit
Suisse AG, with those for the

first quarter of 2024, which

only included

pre-merger UBS AG consolidated results.
This is a material driver in many of the increases

across both revenues and operating expenses.
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

1,589

1,717

1,204

(7)

32
Recurring net fee income
1

3,274

3,262

2,693

0

22
Transaction-based income
1

1,423

1,034

986

38

44
Other income

6

(31)

35

(83)
Total revenues

6,293

5,982

4,918

5

28
Credit loss expense / (release)

8

(11)

9

(5)
Operating expenses

5,069

5,315

3,975

(5)

28
Business division operating profit / (loss) before tax

1,216

679

935

79

30
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

30.1

95.6

(21.8)
Cost / income ratio (%)
1

80.6

88.8

80.8
Financial advisor compensation
2

1,409

1,400

1,267

1

11
Invested assets (USD bn)
1

4,218

4,182

3,302

1

28
Loans, gross (USD bn)
3

301.7

302.2

210.6

0

43
Customer deposits (USD bn)
3

464.8

470.6

351.2

(1)

32
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,4

0.4

0.4

0.3
Advisors (full-time equivalents)

9,693

9,803

8,809

(1)

10
1 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

2 Relates to licensed professionals with the ability to

provide investment advice to clients in
the Americas. Consists of cash compensation, determined using a formulaic approach based on production, and deferred awards. Also includes expenses related to compensation commitments with financial advisors
entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD

2,738m as of 31 March 2025.

3 Loans and Customer deposits in this table include
customer brokerage

receivables and

payables, respectively,

which are presented

in separate reporting

lines on the

balance sheet.

4 Refer to the

“Risk management and

control” section

of this report

for more
information about (credit-)impaired exposures. Excludes loans to financial advisors.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Global Wealth

Management

15
Results: 1Q25 vs 1Q24
Profit before tax increased by USD 281m, or

30%, to USD 1,216m, mainly driven by the

positive impact from the
merger of UBS AG and Credit Suisse AG, and higher

total revenues, partly offset by higher operating

expenses.
Total revenues
Total

revenues

increased

by

USD 1,375m,

or

28%,

to

USD 6,293m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues. The remaining

increase largely reflected increases

in recurring net fee

income and transaction-
based income.
Net interest income

increased by USD 385m,

or 32%, to USD 1,589m,

mainly driven by

the consolidation of

Credit
Suisse AG net interest

income, partly offset

by a decrease in

deposit revenues due

to lower margins and

a decrease
in loan revenues, reflecting lower margins

and average volumes.
Recurring net fee income increased by USD 581m, or 22%, to USD 3,274m, mainly driven by the consolidation of
Credit Suisse AG recurring

net fee income, positive

market performance and

net new fee-generating

asset inflows.
Transaction-based income increased

by USD 437m, or 44%,

to USD 1,423m, mainly driven

by the consolidation of
Credit Suisse AG transaction-based income

and higher levels of client activity across

all regions.
Other

income

decreased

by

USD 29m

to

USD 6m,

mostly

due

to

lower

shared

services

costs

charged

to

other
subsidiaries of UBS Group AG, mainly related to

secondments.
Credit loss expense / release
Net credit loss expenses were USD 8m, compared with net expenses of USD 9m in the first quarter of 2024.
Operating expenses
Operating expenses

increased

by

USD 1,094m, or

28%, to

USD 5,069m, mainly

driven

by

the

consolidation of
Credit

Suisse

AG

operating

expenses

and

an

increase

in

financial

advisor

compensation

as

a

result

of

higher
compensable revenues.
Invested assets: 1Q25 vs 4Q24
Invested assets increased by USD 36bn, or 1%, to USD 4,218bn, mainly driven by positive foreign currency effects of USD 36bn and net new asset inflows,

partly offset by negative market performance.
Loans: 1Q25 vs 4Q24
Loans were

broadly stable

at USD 301.7bn,

as positive

foreign currency

effects and

positive net

new loans

were
more than offset

by an effect

related to a

change to our

segmentation approach

that was implemented

in February
2025 and led to a shift of some affluent clients

to Personal & Corporate Banking.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposits: 1Q25 vs 4Q24
Customer deposits

decreased by

USD 5.8bn to

USD 464.8bn, mainly

driven by

net new

deposit outflows,

partly
offset by positive foreign currency effects.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Personal

& Corporate Banking

16
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
CHF m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

953

1,032

681

(8)

40
Recurring net fee income
1

329

357

221

(8)

48
Transaction-based income
1

454

454

300

0

51
Other income

68

(49)

14

381
Total revenues

1,804

1,795

1,217

1

48
Credit loss expense / (release)

52

167

9

(69)

464
Operating expenses

1,373

1,289

715

7

92
Business division operating profit / (loss) before tax

378

339

493

12

(23)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(23.2)

10.7

(10.5)
Cost / income ratio (%)
1

76.1

71.8

58.8
Net interest margin (bps)
1

153

168

185
Loans, gross (CHF bn)

251.8

245.3

148.5

3

70
Customer deposits (CHF bn)

252.2

255.5

169.6

(1)

49
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.5

1.5

0.9
1
Refer to “Alternative

performance measures” in the

appendix to this report for

the definition and calculation

method.

2
Refer to the “Risk management

and control” section of this

report for more information
about (credit-)impaired exposures.
Results : 1Q25 vs 1Q24
Profit before tax decreased by CHF 115m, or

23%, to CHF 378m, as higher total revenues were more

than offset
by higher operating expenses and net credit loss expenses.
Total revenues
Total

revenues

increased

by

CHF 587m,

or

48%,

to

CHF 1,804m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues.

Net interest income increased by CHF 272m to CHF 953m, largely reflecting the consolidation of Credit Suisse

AG
net interest income.
Recurring net

fee income

increased by

CHF 108m to

CHF 329m,

mainly due

to the

consolidation of

Credit Suisse

AG
recurring

net

fee

income,

as

well

as

an

increase

in

revenues

due

to

higher

investment

product

levels,

mostly
reflecting net new inflows and positive market

performance.
Transaction-based

income

increased

by

CHF 154m

to

CHF 454m,

largely

due

to

the

consolidation

of

Credit
Suisse AG transaction-based income.
Other income was CHF 68m, compared with CHF 14m,

and included a gain of CHF

58m related to the Swisscard
transactions.
Credit loss expense / release
Net credit loss expenses were CHF 52m, mainly reflecting the consolidation of Credit

Suisse AG, and included net
credit loss expenses on

credit-impaired positions, primarily in

the legacy Credit

Suisse corporate loan book, partly
offset by net

credit loss releases

related to performing

positions. Net

credit loss expenses

in the first

quarter of

2024
were CHF 9m.
Operating expenses
Operating expenses increased

by CHF 658m, or

92%, to CHF 1,373m,

largely due to

the consolidation of

Credit
Suisse AG

expenses,

and

included

both

a

CHF 164m

expense

related

to

the

Swisscard

transactions

and

higher
integration-related expenses.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Personal

& Corporate Banking

17
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net interest income

1,059

1,168

772

(9)

37
Recurring net fee income
1

365

404

251

(10)

46
Transaction-based income
1

505

514

340

(2)

49
Other income

75

(54)

16

370
Total revenues

2,005

2,032

1,378

(1)

45
Credit loss expense / (release)

58

189

10

(69)

466
Operating expenses

1,526

1,457

809

5

89
Business division operating profit / (loss) before tax

421

385

558

9

(25)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(24.7)

12.5

(6.3)
Cost / income ratio (%)
1

76.1

71.7

58.7
Net interest margin (bps)
1

153

166

182
Loans, gross (USD bn)

284.7

270.2

164.5

5

73
Customer deposits (USD bn)

285.1

281.4

188.0

1

52
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.5

1.5

0.9
1 Refer to “Alternative

performance measures” in the appendix

to this report for the

definition and calculation method.

2 Refer to the “Risk management

and control” section of this

report for more information
about (credit-)impaired exposures.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Asset Management

Asset Management
Asset Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Net management fees
1

713

711

487

0

46
Performance fees

30

44

22

(32)

36
Net gain from disposals

(2)

12
Total revenues

741

768

509

(3)

45
Credit loss expense / (release)

0

0

0
Operating expenses

603

642

459

(6)

31
Business division operating profit / (loss) before tax

137

125

50

10

173
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

173.2

31.5

(46.8)
Cost / income ratio (%)
2

81.4

83.7

90.1
Gross margin on invested assets (bps)
2

17

17

16
Information by business line / asset

class
Invested assets (USD bn)
2
Equities

753

755

579

0

30
Fixed Income

479

464

337

3

42
of which: money market

164

157

142

4

15
Multi-asset & Solutions

275

268

185

2

49
Hedge Fund Businesses

60

58

55

3

9
Real Estate & Private Markets

147

143

97

3

51
Total invested assets excluding associates

1,715

1,689

1,253

2

37
of which: passive strategies

823

807

575

2

43
Associates
3

81

84

23

(3)

250
Total invested assets

1,796

1,773

1,276

1

41
Information by region
Invested assets (USD bn)
2
Americas

447

443

376

1

19
Asia Pacific
4

222

224

155

(1)

43
EMEA (excluding Switzerland)

440

435

334

1

32
Switzerland

688

670

412

3

67
Total invested assets

1,796

1,773

1,276

1

41
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,027

1,008

684

2

50
Third-party wholesale

163

169

129

(4)

27
UBS’s wealth management businesses

525

512

440

2

19
Associates
3

81

84

23

(3)

250
Total invested assets

1,796

1,773

1,276

1

41
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s

performance fees.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and calculation

method.

3 The invested assets

amounts reported for
associates are prepared in accordance with their local regulatory requirements and practices.

4 Includes invested assets from associates.
Results: 1Q25 vs 1Q24
Profit

before

tax

increased

by

USD 87m,

or

173%,

to

USD 137m,

mainly

reflecting

the

impact

from

the
consolidation of Credit Suisse AG.
Total revenues
Total

revenues

increased

by

USD 232m, or

45%,

to

USD 741m, primarily

reflecting

the

consolidation of

Credit
Suisse AG revenues.
Net management

fees increased

by USD 226m,

or 46%,

to USD 713m,

largely reflecting

the consolidation

of Credit
Suisse AG net management fees.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Asset Management

Performance fees increased

by USD 8m, or 36%,

to USD 30m, mainly due

to the consolidation

of Credit Suisse AG
performance fees, partly offset by decreases

in the Hedge Fund and Real Estate businesses.
Operating expenses
Operating expenses

increased by

USD 144m, or

31%, to

USD 603m, largely

due

to the

consolidation of

Credit
Suisse AG operating expenses, and included

higher integration-related expenses.
Invested assets: 1Q25 vs 4Q24

Invested

assets

increased

by

USD 23bn,

or

1%,

to

USD 1,796bn,

reflecting

positive

foreign

currency

effects

of
USD 33bn and net new money inflows of USD

7bn, partly offset by negative market

performance of USD 14bn.

Investment Bank
Investment Bank
As of or for the quarter ended % change from
USD m, except where indicated 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Advisory

221

260

165

(15)

34
Capital Markets

349

424

349

(18)

0
Global Banking

570

684

514

(17)

11
Execution Services
1

517

471

398

10

30
Derivatives & Solutions
1

1,301

683

934

90

39
Financing

665

722

542

(8)

23
Global Markets

2,482

1,876

1,874

32

32
of which: Equities

1,815

1,448

1,360

25

33
of which: Foreign Exchange, Rates and Credit

667

428

514

56

30
Total revenues

3,052

2,560

2,388

19

28
Credit loss expense / (release)

49

62

32

(22)

53
Operating expenses

2,455

2,229

2,083

10

18
Business division operating profit / (loss) before tax

548

268

272

104

101
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

101.3
n.m.

(42.2)
Cost / income ratio (%)
2

80.4

87.1

87.3
1 Comparative figures for the quarter ended 31 March 2024 have been restated as a result of the shift of the foreign exchange products that are traded over electronic platforms from Execution Services to Derivatives
& Solutions. The restatement had no effect on total Global Markets revenues.

2 Refer to “Alternative performance measures” in

the appendix to this report for the definition and calculation method.
Results: 1Q25 vs 1Q24
Profit before

tax increased

by USD 276m,

or 101%,

to USD 548m,

mainly due

to higher

total revenues,

partly offset
by higher operating expenses.
Total revenues
Total revenues increased by USD 664m, or

28%, to USD 3,052m,

reflecting increases in

Global Markets

and Global
Banking.
Global Banking
Global Banking revenues increased by USD 56m, or 11%,

to USD 570m, reflecting higher Advisory revenues.

Advisory revenues

increased by

USD 56m, or

34%, to

USD 221m, mostly

due to

higher merger

and acquisition
transaction revenues.
Capital Markets revenues were USD 349m,

unchanged year on year.
Global Markets
Global

Markets

revenues

increased

by

USD 608m,

or

32%,

to

USD 2,482m,

driven

by

higher

Derivatives

&
Solutions, Financing and Execution Services

revenues.
Execution

Services

revenues

increased

by

USD 119m,

or

30%,

to

USD 517m,

mainly

due

to

increases

in

Cash
Equities across all regions, driven by higher volumes.
Derivatives

&

Solutions

revenues

increased

by

USD 367m,

or

39%,

to

USD 1,301m,

mainly

reflecting

higher
revenues in Equity Derivatives and Foreign

Exchange, due to increased volatility and

higher levels of client activity.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Investment

Bank

20
Financing revenues increased by USD 123m, or 23%, to USD 665m, mainly driven by Prime Brokerage, supported by higher client balances.
Equities
Global Markets Equities

revenues increased by

USD 455m, or 33%,

to USD 1,815m, mainly

due to higher

revenues
in Equity Derivatives, Cash Equities and Prime Brokerage.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 153m,

or

30%,

to

USD 667m,
mainly driven by increases in Foreign Exchange.
Credit loss expense / release
Net credit loss expenses were USD 49m, compared with net credit loss expenses of USD 32m, reflecting net credit loss expenses on performing and credit-impaired positions, including the impact of model updates.
Operating expenses
Operating expenses

increased by

USD 372m, or

18%, to

USD 2,455m, mainly

driven by

higher personnel

expenses.
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Total revenues

119

(75)

21

471
Credit loss expense / (release)

10

2

0
Operating expenses

748

1,131

138

(34)

441
Operating profit / (loss) before tax

(639)

(1,208)

(118)

(47)

444
Results: 1Q25 vs 1Q24
Loss

before

tax

was

USD 639m,

primarily

due

to

the

impact

of

the

merger

of

UBS AG

and

Credit

Suisse AG,
compared with a loss before tax of USD 118m.
Total revenues
Total revenues were USD 119m, which

was USD 98m

higher than

the amount

recorded in the

first quarter

of 2024,
mainly due

to the

consolidation

of Credit

Suisse AG revenues.

Total revenues reflected net

gains from

position exits,
along with net interest income from securitized products and credit products.

Total

revenues in the first quarter of
2025 included a loss of

USD 11m from the sale of

Select Portfolio Servicing, the

US mortgage servicing business

of
Credit Suisse.
Credit loss expense / release
Net

credit loss

expenses were

USD 10m, almost

entirely

driven by

credit-impaired

positions, compared

with net
credit loss releases of USD 0m.
Operating expenses
Operating expenses

were USD 748m,

compared with

operating expenses

of USD 138m

recorded in the

first quarter
of 2024, with

the change largely

due to the

consolidation of Credit

Suisse AG expenses, and

included a USD 130m
increase in integration-related

expenses. Operating

expenses also

included a

USD 91m increase

related to litigation,
regulatory and similar matters.

UBS AG first quarter 2025 report |
Business divisions and Group Items | Group

Items

21
Group Items
Group Items
As of or for the quarter ended % change from
USD m 31.3.25 31.12.24 31.3.24 4Q24 1Q24
Results
Total revenues

(46)

51

(106)

(56)
Credit loss expense / (release)

(1)

0

1
Operating expenses

299

242

212

24

41
Operating profit / (loss) before tax

(344)

(190)

(319)

81

8
Results: 1Q25 vs 1Q24
Loss before

tax increased

by USD 25m

to USD 344m,

mainly due

to an

increase in

provisions for

litigation, regulatory
and similar matters and higher shared services costs charged by other subsidiaries of UBS Group AG, partly offset
by lower mark-to-market

losses from Group

hedging and own

debt,

including hedge accounting ineffectiveness.
The

losses in

the first

quarter of

2025

were

driven by

mark-to-market effects

on own

credit and

portfolio-level
economic hedges, mainly due to increases

in interest rates and cross-currency-basis widening.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet

22
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
23
Risk management and control
23
Credit risk
25
Market risk
27
Country risk
27
Non-financial risk
28
Capital management
30
Total

loss-absorbing capacity
33
Risk-weighted assets
35
Leverage ratio denominator
37
Liquidity and funding management
37
Strategy, objectives and governance
37
Liquidity coverage ratio
37
Net stable funding ratio
38
Balance sheet and off-balance sheet
38
Balance sheet assets
39
Balance sheet liabilities
40
Equity

Off-balance sheet

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

23
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2024, available under
“Annual

reporting”

at
ubs.com/investors
,

and

the

“Recent

developments”

section

of

this

report

for

more
information about the integration of Credit Suisse.
The risk profile of UBS AG consolidated does

not differ materially from that of UBS Group

AG consolidated.
Toward the end of the first quarter of 2025 and into April, heightened geopolitical tensions and the imposition of new tariffs exerted significant pressure on markets.

The weakening of the US dollar resulted in passive

increases in
reported exposures

from our

non-US-dollar-denominated

portfolios. In

addition, the

high volatility

led to

an increase
in margin calls in Global Wealth

Management and the Investment

Bank, which were met within

the orderly course
of business.

We are closely

monitoring these

developments, continually

assessing portfolio

impacts and considering
potential mitigating actions.
Credit risk
Overall banking products exposure
Overall banking products exposure

increased by USD 36bn compared

with 31 December 2024,

to USD 1,046bn as
of 31 March 2025,

primarily reflecting currency

effects in Loans

and advances to

customers and balances

at central
banks, inflows

from roll-offs of

securities financing

transactions in

balances at

central banks,

and purchases

of high-
quality liquid asset portfolio securities in

Other financial assets measured at amortized cost.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “UBS AG consolidated performance” section and “Note 9

Expected credit loss measurement” in the
“Consolidated financial statements” section of this report for more information about credit loss expense / release
Overall traded products exposure
Overall traded products exposure decreased

by USD 12bn compared with 31 December 2024, to USD 54bn

as of
31 March 2025, primarily driven by decreases

in over-the-counter derivatives exposure

in the Investment Bank and
Personal & Corporate Banking, reflecting market movements.
Loan underwriting
In the

Investment Bank,

mandated loan

underwriting commitments

on a

notional basis

increased by

USD 3.9bn
compared with 31 December 2024, to USD 8.4bn as of 31 March 2025, driven by new mandates, partly offset by deal syndications. As of 31 March

2025, USD 0.9bn of these commitments

had not been distributed as

originally
planned.
Loan underwriting exposures

in the Investment

Bank are classified

as held for

trading, with

fair values reflecting

the
market conditions

at the

end of

the quarter.

Credit hedges

are in place

to help

protect against

fair value

movements
in the portfolio.
Syndication of

underwriting exposure continues,

despite the

volatile market

conditions. As

of 25 April

2025, we
had

a

USD 1.1bn

exposure

reduction,

bringing

our

outstanding

mandated

loan

underwriting

commitments

to
USD 7.4bn.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

24
Banking and traded products exposure in the business divisions and Group Items
31.3.25
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products exposure, gross
1,2

466,303

430,215

1,574

104,570

18,497

25,170

1,046,328
of which: loans and advances to customers (on-balance sheet)

297,010

284,705

10

17,676

1,687

5,100

606,188
of which: guarantees and irrevocable loan commitments (off-balance sheet)

20,082

44,771

11

35,088

1,345

20,755

122,051
Committed unconditionally revocable credit lines
3

78,172

65,381

0

546

4

804

144,907
Traded products exposure, gross
2,4

15,461

3,303

0

35,437

54,201
of which: over-the-counter derivatives

11,835

2,875

0

10,061

24,771
of which: securities financing transactions

18

0

0

16,107

16,126
of which: exchange-traded derivatives

3,607

428

0

9,269

13,304
Total credit-impaired exposure, gross
1

1,407

4,267

0

609

1,270

0

7,554
Total allowances and provisions for expected credit losses

301

1,981

0

436

962

5

3,685
of which: stage 1

106

276

0

103

3

5

493
of which: stage 2

56

247

0

151

215

0

668
of which: stage 3

139

1,458

0

182

744

0

2,524
31.12.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products exposure, gross
1,2

453,812

428,356

1,533

72,987

33,779

19,742

1,010,209
of which: loans and advances to customers (on-balance sheet)

297,602

270,165

9

17,497

1,660

3,243

590,176
of which: guarantees and irrevocable loan commitments (off-balance sheet)

18,978

46,986

5

34,516

2,211

17,164

119,859
Committed unconditionally revocable credit lines
3

79,462

65,749

0

452

4

3,233

148,900
Traded products exposure, gross
2,4

14,900

5,034

0

46,076

66,009
of which: over-the-counter derivatives

11,705

4,594

0

17,371

33,670
of which: securities financing transactions

186

0

0

18,352

18,538
of which: exchange-traded derivatives

3,009

440

0

10,353

13,802
Total credit-impaired exposure, gross
1

1,421

4,187

0

595

1,289

0

7,492
Total allowances and provisions for expected credit losses

302

1,914

0

382

922

6

3,527
of which: stage 1

97

269

0

110

4

6

487
of which: stage 2

68

247

0

142

166

0

623
of which: stage 3

138

1,398

0

130

751

0

2,417
1 IFRS 9 gross exposure

for banking products includes the

following financial instruments in scope

of expected credit loss measurement:

balances at central banks,

amounts due from banks,

loans and advances to
customers, other

financial assets at

amortized cost, guarantees

and irrevocable loan

commitments.

2 Internal management

view of credit

risk, which differs

in certain respects

from IFRS Accounting

Standards.

3 Commitments that can be canceled by UBS AG at any time but expose

UBS AG to credit risk if the client has the ability to draw the facility before UBS AG can take action. These commitments are subject to expected credit loss requirements.

4 As counterparty risk

for traded

products is managed

at the counterparty

level, no further

split between exposures

in the Investment

Bank, Non-core

and Legacy,

and Group Items

is
provided.
Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.3.25 31.12.24 31.3.25 31.12.24
Secured by collateral

291,088

291,679

249,097

235,413
Residential real estate

102,372

107,176

198,482

186,137
Commercial / industrial real estate

9,383

9,487

38,582

37,413
Cash

28,054

28,455

2,737

2,631
Equity and debt instruments

124,412

120,376

2,600

2,783
Other collateral
2

26,867

26,186

6,696

6,450
Subject to guarantees

1,756

1,751

7,237

7,032
Uncollateralized and not subject to guarantees

4,166

4,172

28,371

27,720
Total loans and advances to customers, gross

297,010

297,602

284,705

270,165
Allowances

(224)

(231)

(1,715)

(1,660)
Total loans and advances to customers, net of allowances

296,786

297,371

282,990

268,505
Collateralized loans and advances to customers as a percentage of total loans and advances to customers, gross (%)

98.0

98.0

87.5

87.1
1 Collateral arrangements

generally incorporate a

range of collateral,

including cash, equity and

debt instruments, real

estate, and other

collateral. For

the purposes of this

disclosure, UBS AG

applies a risk-based
approach that

generally prioritizes

collateral according

to its

liquidity profile.

In the

case of

loan facilities

with funded

and unfunded

elements, the

collateral is

first allocated

to the

funded element.

For legacy
Credit Suisse infrastructure, a risk-based approach is applied that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile.

In the case of loan facilities with funded and
unfunded elements, the collateral is proportionately allocated.

2 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

25
Market risk
As part

of going

live with

the Fundamental

Review of

the Trading

Book (FRTB)

framework for

the calculation

of
market-risk-related

regulatory

capital

requirements

on

1 January

2025,

UBS AG

has

adopted

the

standardized
approach for all

legal entities regulated

by the Swiss

Financial Market Supervisory Authority

(FINMA). The FINMA
value-at-risk (VaR)

multiplier derived from

negative backtesting exceptions

for market

risk risk-weighted assets

is
no longer relevant for the regulatory capital calculation.
UBS AG

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management VaR. Average management VaR (1-day,

95% confidence level) in the first quarter of 2025 decreased to USD 9m from USD 11m,

mainly driven by the Investment Bank.
Average management

VaR (1-day,

98% confidence

level) of

the legacy

Credit Suisse

components in

the first

quarter
of 2025 decreased to USD 4m from USD 6m, driven by continued

strategic migration of positions to UBS AG and
exposure reductions in Non-core and Legacy.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and

Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

2

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

14

8

8

2

14

10

4

3
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

3

6

4

4

1

3

3

1

0
Diversification effect
3,4

(6)

(6)

(1)

(4)

(4)

(1)

0
Total as of 31.3.25

2

15

8

9

2

15

11

5

3
Total as of 31.12.24

5

17

11

11

2

17

10

4

6
Management value-at-risk (1-day, 98% confidence level, 2 years of historical data) of certain legacy Credit

Suisse
components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

1

1

1

1

0

0

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

1

2

1

1

1

0

1

0

0
Non-core and Legacy

2

5

2

4

0

2

3

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(1)

(1)

0

0

(1)

0

0
Total as of 31.3.25

3

6

3

4

1

2

3

1

0
Total as of 31.12.24

5

9

5

6

2

3

5

1

0
1 The legacy

Credit Suisse components

not included in

the UBS AG

management VaR

predominantly reflect the

portfolio in Non-core

and Legacy.

These positions

continue to be

managed on legacy

Credit Suisse
infrastructure based on legacy Credit Suisse management VaR methodology until full migration of these positions to UBS infrastructure or the liquidation of the positions. This process is ongoing, and the management
VaR of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days,

and, likewise, the VaR

for each business division or risk type,

being driven by the extreme loss tail of

the corresponding distribution of simulated profits and

losses for that
business division or risk type, may well

be driven by different days in the

historical time series, rendering invalid

the simple summation of figures to arrive

at the aggregate total.

3 The difference between the

sum
of the standalone VaR

for the business divisions and

Group Items and the total

VaR.

4 As the minima and

maxima for different business divisions

and Group Items occur on

different days, it is

not meaningful to
calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of

equity (EVE) sensitivity in

UBS AG’s banking book to

a +1-basis-point parallel shift in

yield
curves was

negative USD 38.6m

as of

31 March

2025, compared

with negative

USD 37.1m as

of 31 December
2024.

This excluded

the sensitivity

of USD 7.4m

from additional

tier 1 (AT1)

capital instruments

(as per

specific
FINMA requirements) in contrast

to general Basel

Committee on Banking

Supervision (BCBS)

guidance. Exposure in
the banking book of UBS AG increased during the

first quarter of 2025, predominantly driven by

issuances of AT1
capital instruments during the quarter.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

26
The majority of

UBS AG’s interest rate

risk in the banking

book (IRRBB) as

of 31 March 2025

was a reflection

of the
net asset duration that it

ran to offset its modeled

sensitivity of net USD 30.3m (31 December 2024: USD 29.4m)
assigned to

its equity,

goodwill and

real estate,

with the

aim of

generating a

stable net

interest income

contribution.
Of this, USD 18.1m and USD 10.5m were attributable to the US dollar and the Swiss franc portfolios, respectively,
(31 December 2024: USD 17.1m and USD 10.6m,

respectively).
In addition to the aforementioned sensitivity, UBS AG calculates the six interest rate shock scenarios prescribed by
FINMA. The “Parallel up” scenario, assuming

all positions were measured at fair

value, was the most severe as

of
31 March 2025 and would

have resulted in a

change in EVE of

negative USD 7.1bn, or 7.9%, of

UBS AG’s tier 1
capital (31 December

2024: negative

USD 6.7bn, or

7.4%), which

is well below

the 15%

threshold as

per the

BCBS
supervisory outlier test for high levels of IRRBB.
The immediate

effect on

UBS AG’s tier 1

capital in

the “Parallel

up” scenario

as of

31 March 2025

would have
been a decrease of approximately USD 0.7bn,

or 0.8%, (31 December 2024: USD 0.9bn, or 1.0%),

reflecting the
fact that

the vast

majority of

UBS AG’s banking

book is

accrual accounted

or subject

to hedge

accounting. The
“Parallel

up”

scenario

would

subsequently

have

a

positive

effect

on

net

interest

income,

assuming

a

constant
balance sheet.
As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster
liabilities repricing,

the “Parallel

down“ scenario

was the

most beneficial

as of

31 March 2025

and would

have
resulted in

a change

in EVE

of positive

USD 7.5bn (31 December 2024:

positive USD 7.2bn) and

a small

positive
immediate effect on UBS AG’s tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control” section of the UBS AG
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “UBS AG consolidated performance” section of this report for more information about the effects of increases in interest rates on the net interest income of UBS AG’s banking book
Interest rate risk – banking book
31.3.25
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(10.0)

(1.5)

(0.3)

(26.5)

(0.3)

(38.6)

7.4

(31.1)
Parallel up
2

(1,450.8)

(289.9)

(61.3)

(5,169.7)

(80.2)

(7,051.9)

1,347.7

(5,704.2)
Parallel down
2

1,543.3

317.7

72.6

5,439.3

81.7

7,454.5

(1,607.9)

5,846.5
Steepener
3

(785.1)

(15.6)

(12.7)

(1,398.6)

(19.5)

(2,231.5)

297.2

(1,934.3)
Flattener
4

518.1

(32.2)

1.0

201.9

2.6

691.4

11.0

702.4
Short-term up
5

(85.4)

(118.7)

(20.9)

(1,939.0)

(28.1)

(2,192.1)

595.9

(1,596.2)
Short-term down
6

55.3

118.0

20.9

2,040.0

28.7

2,263.0

(620.3)

1,642.6
31.12.24
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1)
capital instruments Total
+1 bp

(10.5)

(1.3)

(0.3)

(24.6)

(0.5)

(37.1)

5.6

(31.6)
Parallel up
2

(1,510.7)

(251.8)

(64.4)

(4,747.8)

(96.2)

(6,670.9)

1,009.9

(5,661.1)
Parallel down
2

1,644.9

280.0

74.0

5,054.3

101.7

7,154.8

(1,183.4)

5,971.4
Steepener
3

(748.7)

(4.0)

(10.6)

(1,253.2)

(9.2)

(2,025.8)

167.6

(1,858.2)
Flattener
4

463.5

(37.8)

(2.2)

161.3

(11.0)

573.7

63.6

637.4
Short-term up
5

(150.2)

(112.6)

(24.0)

(1,815.4)

(46.8)

(2,148.9)

490.6

(1,658.3)
Short-term down
6

133.4

112.5

24.7

1,926.2

47.4

2,244.2

(510.8)

1,733.4
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

27
Country risk

UBS AG remains watchful of a range of geopolitical developments and political changes in a number of countries,
as well

as global

trade relations,

including policies

related to

tariffs, and

international tensions

from the

Russia–
Ukraine war. UBS AG also continues

to monitor conflicts

in the Middle East.

As of 31 March 2025,

UBS AG’s direct
exposure to Israel was less than USD 0.5bn and its direct exposure to Gulf Cooperation Council countries was less than USD 5bn,

while its direct exposure to

Egypt and Jordan was

limited, and there was

no direct exposure to Iran,
Iraq, Lebanon or Syria. UBS AG’s direct exposure to Russia

as of 31 March 2025 was less than

USD 0.5bn,

and its
direct

exposure

to

Belarus and

Ukraine remained

immaterial.

Potential second-order

impacts, such

as European
energy security, continue to be monitored.
In the first quarter

of 2025, inflation abated

to some extent in

major Western economies, although there are

still
concerns

regarding

future

developments,

and

central

banks’

monetary

policies

and

trade

policies

and

barriers
remain

in

the

spotlight.

In

China,

tariffs

imposed

by

the

US,

stress

in

the

property

sector

and

strained

local
government

finances

continue

to

have

an

adverse

impact

on

economic

growth,

raising

the

risk

of

financial
instability. This combination of

factors translates into

a more uncertain

and volatile environment, which

increases
the risk of financial market disruption.
UBS AG continues

to monitor

ongoing trade

policy disputes,

as well

as economic

and political

developments in
addition to those mentioned above. As of 31 March 2025, UBS AG’s exposure to emerging market countries was less than 10%

of its total country exposure and mainly

to certain countries in Asia.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors
, for more information

Non-financial risk
Compliance risk
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

Therefore,

we maintain

a conduct

risk framework

across our
activities, which is designed to align our standards and

conduct with these objectives and to retain momentum

on
fostering a strong culture.
Suitability risk,

product selection,

cross-divisional service

offerings, quality

of advice

and price

transparency continue
to be

areas of

heightened focus

for the

Group, UBS AG

and for

the industry

as a

whole. Cross-border

risk (including
the

risk

of

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global

financial
institutions, including a focus on

market access, such as third-country

market access into the European Economic
Area.

We

maintain

a

series

of

controls

designed

to

address

these

risks,

and

we

are

increasing

the

number

of
automated controls, thereby increasing overall

control coverage.
Reputational

risk,

regulatory

fragmentation

related

to

environmental,

social

and

governance

topics,

and

the
elevated risk of greenwashing arising from our service offering,

disclosures and commitments remain key risks for
2025.
Financial crime risk
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and

corruption,
presents a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.
An effective financial crime prevention

program therefore remains essential,

and we continue to focus on

strategic
enhancements to our global anti-money-laundering, know-your-client and sanctions programs. Money laundering
and

financial

fraud

techniques

are

becoming

increasingly

sophisticated,

and

geopolitical

volatility

makes

the
sanctions

landscape more

complex.

The

extensive

and

continuously evolving

sanctions arising

from

the

Russia–
Ukraine war

require constant

attention to

prevent circumvention

risks, while

conflicts in

the Middle

East may

further
increase terrorist-financing

risks. Complex

investment and

technology restrictions, coupled

with relatively

limited
asset-freeze sanctions,

apply

in the

case of

China, which

has in

response imposed

both its

own restrictions

and
domestic laws countering the sanctions,

and we will continue to closely monitor this

situation as it evolves.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

28
Operational risk
There is an increased risk of cyber-related operational disruption to business activities at

our locations and those of
third-party

suppliers

due

to

operating

a

more

complex

set

of

legal

entities

since

the

merger

of

UBS AG

and
Credit Suisse AG

and

the

increasingly

dynamic

threat

environment,

which

is

intensified

by

current

geopolitical
factors and

evidenced by

continuing high

volumes of,

and the

increasing sophistication

of, cyberattacks

against
financial institutions globally and on third-party service

providers.
We remain on

heightened alert to

respond to and

mitigate elevated cyber-

and information-security threats, and
continue to invest in improving our technology infrastructure and information-security governance to improve our
defense, detection and response capabilities

against attacks. In addition, we operate

a global framework designed
to drive enhancements in operational resilience across all business divisions and relevant jurisdictions, and we also work

with

the

third-party

service

providers

that

are

of

critical

importance

to

our

operations

to

assess

their
operational resilience against our standards and

to mitigate any identified risks.
The

increasing

interest

in

data-driven

advisory

processes

and

the

use

of

artificial

intelligence

(AI)

and

machine
learning are opening up new questions related

to the fairness of AI

algorithms, data life-cycle management, data
ethics, data privacy and security, and records

management.
Legal entity

integration, including

that of

existing Credit

Suisse businesses,

and the

closing of

legacy businesses
introduce operational

complexity and

the risk

that businesses

in wind-down

are not

effectively managed.

These
risks continue

to be

carefully monitored

in addition

to the

delivery of

consolidated financial

and regulatory

reporting
submissions.
Capital management
The disclosures

in this

section are

provided for

UBS AG on

a consolidated

basis and

focus on

key developments
during

the

reporting period

and

information in

accordance with

the

Basel III

framework, as

applicable to

Swiss
systemically relevant

banks (SRBs). They

should be read

in conjunction with

“Capital management”

in the “Capital,
liquidity and

funding, and

balance sheet”

section of

the UBS AG

Annual Report

2024, available

under “Annual
reporting” at
ubs.com/investors
, which provides more information about relevant capital management objectives, planning

and

activities, as

well

as

the

Swiss

SRB

total

loss-absorbing capacity

(TLAC) framework,

on

a

UBS AG
consolidated basis.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS AG contributes

a significant portion

of capital to,

and provides substantial

liquidity to, its

subsidiaries. Many of
these

subsidiaries

are

subject

to

regulations

requiring

compliance

with

minimum

capital,

liquidity

and

similar
requirements.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-
groups of UBS Group AG
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section for more information about the incorporation of the final Basel III standards in Switzerland and globally; for specific impacts of the implementation of the final Basel III standards on risk-weighted assets
(RWA) and leverage ratio denominator (LRD), refer to “Risk-weighted assets” and “Leverage ratio denominator” in this section

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

29
Swiss SRB going and gone concern requirements and information
As of 31.3.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.96
1

72,036

5.02
1

78,554
Common equity tier 1 capital

10.61
2

51,092

3.52
3

55,067
of which: minimum capital

4.50

21,669

1.50

23,488
of which: buffer capital

5.50

26,485

2.00

31,317
of which: countercyclical buffer

0.44

2,123
Maximum additional tier 1 capital

4.35
2

20,944

1.50

23,488
of which: additional tier 1 capital

3.50

16,854

1.50

23,488
of which: additional tier 1 buffer capital

0.80

3,852
Eligible going concern capital
Total going concern capital

18.50

89,081

5.69

89,081
Common equity tier 1 capital

14.69

70,756

4.52

70,756
Total loss-absorbing additional tier 1 capital

3.81

18,325

1.17

18,325
of which: high-trigger loss-absorbing additional tier 1 capital

3.81

18,325

1.17

18,325
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

51,645

3.75

58,719
of which: base requirement including add-ons for market share and LRD

10.73
7

51,645

3.75
7

58,719
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.46

93,705

5.98

93,705
Total tier 2 capital

0.04

205

0.01

205
of which: non-Basel III-compliant tier 2 capital

0.04

205

0.01

205
TLAC-eligible unsecured debt

19.42

93,499

5.97

93,499
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.68

123,681

8.77

137,273
Eligible total loss-absorbing capacity

37.96

182,786

11.67

182,786
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

481,539
Leverage ratio denominator

1,565,845
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 5 basis points for RWA and 2 basis points for LRD reflect a Pillar 2 capital add-on of
USD 262m related to the supply chain

finance funds matter at Credit

Suisse. An additional 16

basis points for RWA reflect

a Pillar 2 capital add-on

for uncollateralized exposures to hedge

funds, private equity

and
family offices, effective 1 January 2025.

2 Includes the Pillar 2 add-on for uncollateralized exposures to hedge funds, private equity and family offices of 0.11% for CET1 capital and 0.05% for AT1 capital, effective
1 January 2025. For AT1 capital, under Pillar 1 requirements, a maximum of 4.3% of AT1 capital can be used to meet going concern requirements; 4.35% includes the aforementioned Pillar 2 capital add-on.

3 The
CET1 leverage ratio requirement of 3.52% consists of a 1.5%

base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement

based on our
Swiss credit business and a 0.02% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and

two years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining

maturity of between one and

two years remain eligible to

be included in the total

gone concern capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically

important banks (SIBs) has

been replaced with reduced

base gone concern capital requirements

equivalent to 75% of the

total going concern requirements

(excluding countercyclical
buffer requirements and

the Pillar 2

add-ons).

6 As of

July 2024, FINMA

has the authority

to impose a

surcharge of up

to 25% of

the total going

concern capital requirements

(excluding countercyclical buffer
requirements and the Pillar 2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
UBS AG, on a consolidated basis, is subject to

the going and gone concern requirements of the Swiss

CAO, which
include the too-big-to-fail (TBTF) provisions applicable

to Swiss SRBs. The table above provides the RWA-

and LRD-
based requirements and information as of 31 March 2025.

UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.

Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

16 basis points in the RWA-based

going concern
capital requirement as of 31 March 2025.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

30
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors .
Changes to the Swiss SRB framework

and requirements after the publication of the

UBS AG Annual Report 2024
are described above.
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

89,081

89,623
Total tier 1 capital

89,081

89,623
Common equity tier 1 capital

70,756

73,792
Total loss-absorbing additional tier 1 capital

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,705

92,177
Total tier 2 capital

205

207
of which: non-Basel III-compliant tier 2 capital

205

207
TLAC-eligible unsecured debt

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

182,786

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

481,539

495,110
Leverage ratio denominator

1,565,845

1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.5

18.1
of which: common equity tier 1 capital ratio

14.7

14.9
Gone concern loss-absorbing capacity ratio

19.5

18.6
Total loss-absorbing capacity ratio

38.0

36.7
Leverage ratios (%)
Going concern leverage ratio

5.7

5.9
of which: common equity tier 1 leverage ratio

4.5

4.8
Gone concern leverage ratio

6.0

6.1
Total loss-absorbing capacity leverage ratio

11.7

11.9
Total loss-absorbing capacity and movement

TLAC increased by USD 1.0bn to USD 182.8bn in

the first quarter of 2025.
Going concern capital and movement
Going concern capital decreased by USD 0.5bn to

USD 89.1bn. Common equity tier 1 (CET1)

capital decreased by
USD 3.0bn to

USD 70.8bn, mainly

as operating

profit before

tax of

USD 1.3bn and

foreign currency

translation
gains

of

USD 0.8bn

were

more

than

offset

by

dividend

accruals

of

USD 4.5bn,

and

current

tax

expenses

of
USD 0.4bn.
Loss-absorbing additional tier 1 (AT1) capital issued by the Group and on lent to UBS AG increased by

USD 2.5bn
to USD 18.3bn,

reflecting the

issuance of

new AT1

capital instruments

equivalent

to USD 3.0bn

and positive

impacts
from interest rate risk hedge, foreign currency translation and other effects, partly offset by the call of AT1 capital instruments equivalent to USD 1.3bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued by

UBS Group AG

from the

beginning of

the fourth

quarter
of 2023 are, upon the occurrence of a trigger event or

a viability event, subject to conversion into UBS Group AG
ordinary shares

rather than

a write-down.

AT1 capital

instruments issued

prior to the

fourth quarter

of 2023

remain
subject to

a write-down.

The corresponding

AT1 capital

instruments on

lent to

UBS AG contain

the same

provisions.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

31
Gone concern loss-absorbing capacity and movement
Total

gone concern loss-absorbing capacity

increased by

USD 1.5bn to USD 93.7bn

and included USD 93.5bn

of
TLAC-eligible unsecured debt instruments that were

issued by the Group

and on lent to

UBS AG. The increase of
USD 1.5bn mainly reflected new issuances of TLAC-eligible senior unsecured debt instruments totaling USD 3.0bn
equivalent and positive impacts from interest rate risk hedge, foreign currency translation and other effects. These
effects were partly

offset by the

call of USD 3.7bn equivalent

of TLAC-eligible senior unsecured

debt instruments
and a USD 0.2bn TLAC-eligible

senior unsecured debt instrument

ceasing to be eligible

as gone concern capital,

as
it entered the final year before maturity.
›
Refer to “Bondholder information” at ubs.com/investors

for more information about the eligibility and key features
and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
The CET1

capital ratio

decreased to

14.7% from

14.9%, reflecting a

USD 3.0bn decrease

in CET1

capital, partly
offset by a USD 13.6bn decrease in RWA.

The

CET1

leverage

ratio

decreased

to

4.5%

from

4.8%,

driven

by

a

USD 42.6bn

increase

in

the

LRD

and

the
aforementioned decrease in CET1 capital.
The going concern capital ratio increased to 18.5%

from 18.1%, reflecting a USD 13.6bn decrease

in RWA, partly
offset by a USD 0.5bn decrease in going concern

capital.
The going concern

leverage ratio

decreased to 5.7%

from 5.9%, reflecting

the aforementioned

increase in the

LRD
and a USD 0.5bn decrease in going concern capital.
The gone

concern loss-absorbing

capacity ratio

increased to

19.5% from

18.6%, reflecting

the aforementioned
decrease in RWA and a USD 1.5bn increase in

gone concern loss-absorbing capacity.

The gone concern

leverage ratio decreased

to 6.0%

from 6.1%, reflecting

the aforementioned

increase in the

LRD,
partly offset by the aforementioned increase

in gone concern loss-absorbing capacity.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.24

73,792
Operating profit / (loss) before tax

1,339
Current tax (expense) / benefit

(431)
Foreign currency translation effects, before tax

796
Other
1

(4,739)
Common equity tier 1 capital as of 31.3.25

70,756
Loss-absorbing additional tier 1 capital as of 31.12.24

15,830
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,000
Call of low-trigger loss-absorbing additional tier 1 capital

(1,250)
Interest rate risk hedge, foreign currency translation and other effects

744
Loss-absorbing additional tier 1 capital as of 31.3.25

18,325
Total going concern capital as of 31.12.24

89,623
Total going concern capital as of 31.3.25

89,081
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.24

207
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 31.3.25

205
TLAC-eligible unsecured debt as of 31.12.24

91,970
Issuance of TLAC-eligible unsecured debt

3,046
Call of TLAC-eligible unsecured debt

(3,714)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(165)
Interest rate risk hedge, foreign currency translation and other effects

2,362
TLAC-eligible unsecured debt as of 31.3.25

93,499
Total gone concern loss-absorbing capacity as of 31.12.24

92,177
Total gone concern loss-absorbing capacity as of 31.3.25

93,705
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.24

181,800
Total loss-absorbing capacity as of 31.3.25

182,786
1 Includes dividend accruals for 2025 (negative USD 4.5bn) and movements related to other items.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

32
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.3.25 31.12.24
Total equity under IFRS Accounting Standards

97,123

94,666
Equity attributable to non-controlling interests

(569)

(662)
Defined benefit plans, net of tax

(938)

(822)
Deferred tax assets recognized for tax loss carry-forwards

(2,210)

(2,288)
Deferred tax assets for unused tax credits

(817)

(688)
Deferred tax assets on temporary differences, excess over threshold

(162)
Goodwill, net of tax
1

(6,231)

(6,207)
Intangible assets, net of tax

(105)

(103)
Expected losses on advanced internal ratings-based portfolio less provisions

(579)

(569)
Unrealized (gains) / losses from cash flow hedges, net of tax

2,051

2,585
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

943

1,179
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(70)

(62)
Prudential valuation adjustments

(165)

(167)
Accruals for dividends to shareholders for 2024
2

(13,000)

(13,000)
Other

(4,515)
3

(69)
Total common equity tier 1 capital

70,756

73,792
1 Includes goodwill related

to significant investments

in financial institutions of

USD 19m as of

31 March 2025

(USD 19m as of

31 December 2024)

presented on the balance

sheet line Investments in

associates.

2 Reflects an ordinary dividend distribution of USD 6,500m and the appropriation of USD 6,500m to a special dividend reserve, both approved at the 2025 Annual General

Meeting in April 2025. The decision on the
special dividend payment

is intended to

be made at

an Extraordinary General

Meeting in the

second half of

2025, considering any

proposed requirements from

Switzerland’s ongoing

review of its

capital regime.

3 Includes dividend accruals for 2025 and other items.
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 21bn and

our CET1

capital by

USD 2.5bn as

of 31

March 2025

(31 December

2024: USD 21bn

and USD 2.6bn,
respectively)

and

decreased

our

CET1

capital

ratio

by

10

basis

points

(31

December

2024:

11

basis

points).
Conversely,

a

10%

appreciation

of

the

US

dollar

against

other

currencies

would

have

decreased

our

RWA

by
USD 19bn and our

CET1 capital by

USD 2.3bn (31 December

2024: USD 19bn and

USD 2.3bn, respectively) and
increased our CET1 capital ratio by 10 basis points

(31 December 2024: 11 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 100bn as

of 31

March 2025

(31 December

2024: USD 97bn)

and decreased

our CET1

leverage ratio by

12
basis points (31 December

2024: 13 basis points).

Conversely,

a 10% appreciation

of the US

dollar against other
currencies would have decreased

our LRD by USD 90bn

(31 December 2024: USD 88bn) and

increased our CET1
leverage ratio by 12 basis points (31 December

2024: 13 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

33
Risk-weighted assets

During the first quarter of

2025, RWA decreased by

USD 13.6bn to USD 481.5bn,

driven by a USD 9.5bn decrease
resulting from asset size

and other movements, an

USD 8.6bn reduction as a

result of the

implementation of the
final Basel III standards,

and a USD 1.1bn

reduction resulting

from model updates

and other methodology

changes.
These decreases were partly offset by a USD

5.7bn increase in currency effects.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.24
Currency
effects
Impact from the
implementation
of final Basel III
standards
Model updates
and other
methodology
changes
Asset size and
other
1
RWA as of
31.3.25
Credit and counterparty credit risk
2

292.3

5.4

(6.1)

(1.1)

(6.6)

283.9
Non-counterparty-related risk
3

30.2

0.4

(0.7)

29.9
Market risk

27.2

6.5

(2.3)

31.4
Operational risk

145.4

(9.0)

136.4
Total

495.1

5.7

(8.6)

(1.1)

(9.5)

481.5
1 Includes the Pillar 3 categories “Asset

size”, “Credit quality of counterparties”, “Acquisitions

and disposals” and “Other”. For

more information, refer to the UBS Group

and significant regulated subsidiaries and
sub-groups 31 March 2025

Pillar 3 Report, available

under “Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement risk,

credit valuation adjustments,

equity and investments

in funds exposures

in the
banking book, and securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA decreased by

USD 8.4bn to USD 283.9bn as of 31 March 2025, driven by
a

USD 6.6bn

decrease

resulting

from

asset

size

and

other

movements,

a

decrease

of

USD 6.1bn

due

to

the
implementation

of

the

final

Basel III

standards,

and

a

USD 1.1bn

decrease

reflecting

model

updates

and

other
methodology changes, partly offset by an

increase of USD 5.4bn resulting from currency

effects.
In Switzerland,

the amendments

to the

CAO that

incorporate the

final Basel III

standards into

Swiss law

entered
into force on 1 January 2025. The main changes relate to restrictions on using internal ratings-based (IRB) models for

exposures

to

financial

institutions

and

large

corporate

clients,

a

revised

standardized

approach

with

more
granular risk weights, and a revised credit valuation

adjustment framework.
The

aforementioned

USD 6.1bn

impact

from

the

implementation

of

the

final

Basel III

standards

on

credit

and
counterparty credit risk RWA

was primarily due to the

removal of a 1.06 multiplier

on risk weights calculated

using
IRB

models, which

more than

offset other

changes, including

the establishing

of floors

and the

introduction of
regulatory-mandated loss given default parameters

to financial institutions and large corporate

clients.
Asset size and other movements by business

division and Group Items:
–
Non-core and

Legacy RWA

decreased by

USD 5.1bn,
mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off. The first quarter of 2025 included the sale of Select Portfolio Servicing, which resulted in an RWA decrease of USD 1.3bn.
–
Global Wealth Management RWA decreased by

USD 1.0bn, mainly driven by lower RWA from loans.

–
Investment Bank

RWA

decreased

by

USD

0.7bn,

mainly

due

to

lower

RWA

from derivatives,

partly

offset

by
higher RWA from loans and loan commitments.
–
Personal & Corporate Banking RWA decreased by

USD 0.4bn.
– Asset Management RWA decreased by USD 0.1bn.
–
Group Items RWA increased by

USD 0.7bn, mainly as

a result of higher

intercompany exposures to UBS Group
AG, partly offset by higher allocation of high-quality

liquid assets (HQLA) to business divisions.

Model updates and other methodology

changes not related to the

implementation of the final Basel III

standards
resulted in a

USD 1.1bn reduction

in RWA, mainly

reflecting decreases

related to the

establishment of

a new model
for

private

equity

subscription

loans

and

also

related

to

the

recalibration

of

certain

multipliers

as

a

result

of
improvements to

models, partly

offset by

an increase

related to

a model

update for

securities financing

transactions.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information on a UBS Group AG consolidated basis

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the incorporation of the final Basel III standards

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

34
Market risk
Market risk RWA

increased by USD

4.2bn to USD 31.4bn

in the first quarter

of 2025, driven by

the implementation
of the Fundamental Review of the

Trading Book (the FRTB) framework, which

increased RWA by USD 6.5bn. This
increase was partly

offset by

an asset

size decrease

of USD

2.3bn, largely

due to de-risking

within Non-core and
Legacy.
The final

Basel III standards

on the

minimum capital

requirements for

market risk

from the

Basel Committee

on
Banking Supervision,

known as

the FRTB

framework, entered

into

force in

Switzerland on

1 January 2025.

UBS
currently

applies

the

standardized

approach

of

the

FRTB

framework,

in

which

minimum

market

risk

capital
requirements are

computed on

the basis

of three

components: the

sensitivities-based

method (the

SBM), the

default
risk charge (the DRC)

and the residual risk

add-on (the RRAO). The

SBM captures the delta,

vega and curvature risk
of the

underlying trading

positions, and

the DRC

captures the

jump-to-default risk in

positions subject

to equity
and credit risk. In addition, positions that may not be adequately capitalized by the SBM and the DRC additionally attract

an

RRAO

charge.

The

new

FRTB

framework

replaced

the

value-at-risk

(VaR)-

and

stressed

VaR-based
Basel 2.5 market risk framework.
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the incorporation of the final Basel III standards
Operational risk
Operational

risk

RWA

decreased

by

USD 9.0bn

to

USD 136.4bn,

as

a

result

of

the

implementation

of

the
standardized approach

for determining

regulatory capital.

The allocation

methodology for

operational risk

RWA
has been adjusted

to better reflect

the contributions of

each division to

the RWA calculation

under the final

Basel III
standards.

Under

the

revised

approach,

allocations

are

based

on

historical

losses

and

revenues

in

approximate
proportion to the weight that these factors

have in the standardized approach calculation.
The

final

Basel III

standards

on

the

operational

risk

capital

requirements

entered

into

force

in

Switzerland

on
1 January 2025. The standardized approach is based

on the business indicator component, which

is derived from
financial

statement

metrics,

as

well

as

the

internal

loss

multiplier,

which

is

derived

from

average

historical
operational losses. The new framework replaced

the advanced measurement approach.
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the incorporation of the final Basel III standards
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
31.3.25
Credit and counterparty credit risk
1

96.1

115.7

6.4

53.2

6.8

5.7

283.9
Non-counterparty-related risk
2

5.1

2.3

0.6

3.3

0.7

17.9

29.9
Market risk

0.8

0.1

28.0

2.4

0.0

31.4
Operational risk

60.4

18.5

6.5

23.8

24.0

3.2

136.4
Total

162.4

136.6

13.5

108.3

34.0

26.8

481.5
31.12.24
Credit and counterparty credit risk
1

93.6

120.7

7.0

56.3

10.6

4.1

292.3
Non-counterparty-related risk
2

5.3

2.2

0.5

3.1

0.8

18.3

30.2
Market risk

2.7

0.2

0.0

22.1

2.2

0.0

27.2
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

164.8

142.5

14.8

106.0

40.6

26.6

495.1
31.3.25 vs 31.12.24
Credit and counterparty credit risk
1

2.5

(5.1)

(0.5)

(3.1)

(3.8)

1.5

(8.4)
Non-counterparty-related risk
2

(0.2)

0.2

0.0

0.2

(0.1)

(0.3)

(0.3)
Market risk

(1.9)

(0.2)

0.0

5.9

0.3

0.0

4.2
Operational risk

(2.8)

(0.8)

(0.8)

(0.7)

(3.0)

(1.0)

(9.0)
Total

(2.4)

(5.8)

(1.3)

2.3

(6.6)

0.3

(13.6)
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the banking

book.

2 Non-counterparty-related risk includes
deferred tax assets

recognized for temporary

differences (31 March

2025: USD 17.7bn; 31

December 2024: USD

17.9bn), as well

as property,

equipment, software and

other items (31

March 2025: USD 12.2bn;
31 December 2024: USD 12.2bn).

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

35
Leverage ratio denominator
During the

first quarter

of 2025,

the LRD

increased by

USD 42.6bn to

USD 1,565.8bn, driven

by an

increase of
USD 28.8bn as a result

of the implementation of the

final Basel III standards and currency

effects of USD 26.6bn,
partly offset by asset size and other movements

of USD 12.8bn.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.24
Currency

effects
Impact from the
implementation of
final Basel III
standards
Asset size and

other
LRD as of

31.3.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

1,143.9

21.3

(1.9)

24.3

1,187.6
Derivative exposures

132.2

1.5

37.5

(21.8)

149.3
Securities financing transaction exposures

177.1

2.6

(0.2)

(14.7)

164.7
Off-balance sheet items
1

70.1

1.1

(6.5)

(0.5)

64.2
Total

1,523.3

26.6

28.8

(12.8)

1,565.8
1 From the first quarter of 2025

onward, we have included the assets deducted from tier

1 capital items in On-balance sheet exposures and

Off-balance sheet items. The

comparative-period information has been
amended to reflect the

disclosure format changes for

the new final Basel

III standards. Refer

to the UBS AG

Annual Report 2024,

available under “Annual

reporting” at ubs.com/investors,

for more information
about previously published disclosures.
The impact from the implementation of the final Basel III standards on the LRD was an increase of USD 28.8bn. In
Switzerland, the amendments to the CAO that incorporate the final Basel III standards into Swiss law entered into force on 1 January

2025. The

increase was

mainly in

derivatives, as

a result

of the

change from

the current

exposure
method to the standardized approach for counterparty

credit risk, including the application of the prescribed 1.4×
multiplier to address risks, for

example wrong-way risk, that are

not directly captured in

the framework. This was
partly offset

by decreases in

off-balance sheet positions

resulting from

a change to

credit conversion

factors and
on-balance sheet exposures due to an alignment of the

consolidation scope between RWA and LRD.
›
Refer to “Developments related to the implementation of the final Basel III standards” in the “Recent developments” section of this report for more information about the implementation of the final Basel III standards
The LRD movements

described below

exclude currency

effects and the

impact from the

implementation of

the final
Basel III standards.

On-balance sheet exposures (excluding derivatives and securities financing transactions)

increased by USD 24.3bn,
mainly

reflecting

increases

in

the

HQLA

portfolio

and

cash

and

balances

at

central

banks

in

Group

Treasury.
Furthermore, there

were also

increases in

trading portfolio

assets, reflecting

an increase

in inventory

held in

the
Investment Bank.
Derivative

exposures

decreased

by

USD 21.8bn,

mainly

due

to

mark-to-market

movements

in

foreign

currency
contracts and lower trading volumes in the

Investment Bank.
Securities financing transactions exposures decreased by USD 14.7bn,

mainly due to roll-offs of cash reinvestment
trades in Group Treasury.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

36
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

31.3.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

488.0

406.4

3.8

251.5

23.3

14.7

1,187.6
Derivative exposures

25.1

6.2

0.0

113.8

4.0

0.2

149.3
Securities financing transaction exposures

57.0

37.1

0.1

63.4

6.8

0.3

164.7
Off-balance sheet items
1

18.0

29.0

0.1

16.1

0.6

0.3

64.2
Total

588.0

478.6

4.0

444.9

34.7

15.6

1,565.8
31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

475.4

399.8

3.8

211.1

39.3

14.5

1,143.9
Derivative exposures

12.2

6.0

0.0

104.6

9.7

(0.2)

132.2
Securities financing transaction exposures

71.6

44.8

0.1

59.2

2.3

(0.9)

177.1
Off-balance sheet items
1

18.4

31.3

0.1

18.2

1.8

0.2

70.1
Total

577.5

481.8

4.1

393.2

53.1

13.6

1,523.3
31.3.25 vs 31.12.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

12.6

6.6

0.0

40.4

(16.1)

0.2

43.7
Derivative exposures

12.9

0.2

0.0

9.3

(5.6)

0.4

17.2
Securities financing transaction exposures

(14.6)

(7.7)

0.0

4.2

4.5

1.2

(12.4)
Off-balance sheet items

(0.4)

(2.3)

(0.1)

(2.1)

(1.2)

0.1

(5.9)
Total

10.5

(3.2)

(0.1)

51.8

(18.4)

2.0

42.6
1 From the first

quarter of 2025 onward,

we have included the

assets deducted from tier

1 capital items in

On-balance sheet exposures and

Off-balance sheet items.

The comparative-period

information has been
amended to reflect the disclosure format changes for the new final Basel III standards. Refer to the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information about
previously published disclosures.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

37
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

UBS AG’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The quarterly average liquidity

coverage ratio (the

LCR) of UBS AG

consolidated decreased 5.8 percentage points
to 180.3%. The

movement in the quarterly

average LCR was

primarily driven by a

decrease in high-quality

liquid
assets

of

USD 12.7bn

to

USD 318.9bn,

mainly

reflecting

lower

cash

available

due

to

a

decrease

in

customer
deposits, funding of additional

trading assets and lower

debt issued measured at

amortized cost, partly offset

by
higher cash

available from

lower lending

assets and

higher proceeds

from securities

financing transactions.

The
average net cash outflows decreased

by USD 1.3bn to USD 176.9bn, reflecting higher

net inflows from securities
financing transactions, partly offset by higher

outflows from capital instruments on lent

from UBS Group AG and
customer deposits.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to “Liquidity and funding management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2024, available under
“Annual reporting” at ubs.com/investors
, for more information about the LCR on a UBS AG consolidated basis

Liquidity coverage ratio
USD bn, except where indicated Average 1Q25
1
Average 4Q24
1
High-quality liquid assets

318.9

331.6
Net cash outflows
2

176.9

178.2
Liquidity coverage ratio (%)
3

180.3

186.1
1 Calculated based on an average

of 62 data points in the first

quarter of 2025 and 64 data

points in the fourth quarter of

2024.

2 Represents the net cash outflows

expected over a stress period of

30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of

31 March 2025, the

net stable

funding ratio (the

NSFR) of

UBS AG consolidated decreased 1.3 percentage
points to 122.8%. Available

stable funding (ASF) increased

by USD 6.7bn to USD 853.7bn,

mainly driven by a shift
in the

client deposit

composition

resulting in

a more

beneficial

ASF treatment

and higher

regulatory capital.

Required
stable funding

increased by

USD 12.7bn to

USD 695.2bn, mainly

driven by

higher lending

assets, largely

due to
currency effects, partly offset by lower derivative

balances.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 31 March 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , and to “Liquidity and funding management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS AG Annual Report 2024, available under
“Annual reporting” at ubs.com/investors , for more information about the NSFR on a UBS AG consolidated basis
Net stable funding ratio
USD bn, except where indicated 31.3.25 31.12.24
Available stable funding 853.7 847.0
Required stable funding 695.2 682.5
Net stable funding ratio (%) 122.8 124.1

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

38
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information about the balance sheet and off-balance

sheet positions.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (31 March 2025 vs

31 December 2024)
Total assets

were USD 1,547.5bn

as of

31 March 2025,

a decrease

of USD 20.6bn

compared with

31 December
2024.

Derivatives and

cash collateral

receivables on

derivative instruments

decreased by

USD 52.8bn, predominantly

in
Derivatives & Solutions in the Investment Bank,

primarily reflecting a decrease in foreign currency

contracts, where
the contracts in

place at the

end of March

2025 had a

lower fair value

than the contracts

in place at

the end of
December 2024.

Securities financing

transactions at

amortized cost

decreased by

USD 16.5bn, mainly

reflecting
roll-offs of cash reinvestment trades in Group

Treasury.
These decreases were partly offset

by an USD 18.0bn increase in Lending

assets, mainly reflecting currency

effects.
Cash

and

balances

at

central

banks

increased

by

USD 8.1bn,

mainly

due

to

inflows

from

roll-offs

of

securities
financing transactions measured at amortized cost and currency effects, partly offset by purchases of high-quality
liquid asset

(HQLA) portfolio

securities. Other

financial assets

measured at

fair value

increased by

USD 7.9bn, mainly
driven

by

investments

in

securities

financing

transactions

measured

at

fair

value

and

HQLA

portfolio

securities.
Other financial

assets measured

at amortized

cost increased

by USD 7.6bn,

mainly reflecting purchases

of HQLA
portfolio securities. Trading

assets increased by

USD 6.2bn, reflecting

higher inventory

held in the

Investment Bank.
Assets
As of % change from
USD bn 31.3.25 31.12.24 31.12.24
Cash and balances at central banks

231.4

223.3

4
Lending
1

623.5

605.5

3
Securities financing transactions at amortized cost

101.8

118.3

(14)
Trading assets

165.4

159.2

4
Derivatives and cash collateral receivables on derivative instruments

177.6

230.4

(23)
Brokerage receivables

28.7

25.9

11
Other financial assets measured at amortized cost

66.9

59.3

13
Other financial assets measured at fair value
2

105.3

97.4

8
Non-financial assets

46.9

48.8

(4)
Total assets

1,547.5

1,568.1

(1)
1 Consists of Loans and advances to customers and Amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

39
Balance sheet liabilities (31 March 2025

vs 31 December 2024)
Total liabilities were USD 1,450.4bn as

of 31 March 2025, a decrease of

USD 23.0bn compared with 31 December
2024.

Derivatives and cash collateral payables on derivative instruments decreased by USD 42.7bn, predominantly in the
Investment

Bank,

primarily

reflecting

the

same

drivers

as

on

the

asset

side.

Customer

deposits

decreased

by
USD 2.0bn, mainly reflecting

net new deposit

outflows of USD 14.6bn,

primarily in Global

Wealth Management,
largely offset by currency effects.
These decreases were partly offset by a USD 10.9bn increase

in brokerage payables, mainly reflecting higher client
activity levels.

Trading liabilities

increased by

USD 7.9bn, mainly

due to

an increase

in short

positions held

in the
Investment Bank.
The “Liabilities,

by product and currency” table in this section provides more information about UBS AG’s funding
sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial statements” section of this report for more information
Liabilities and equity
As of

% change from
USD bn 31.3.25 31.12.24 31.12.24
Short-term borrowings
1,2

58.4

53.9

8
Securities financing transactions at amortized cost

15.0

14.8

1
Customer deposits

747.5

749.5

0
Funding from UBS Group AG measured at amortized cost

111.5

107.9

3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

175.1

173.1

1
Trading liabilities

43.1

35.2

22
Derivatives and cash collateral payables on derivative instruments

174.3

217.0

(20)
Brokerage payables

59.9

49.0

22
Other financial liabilities measured at amortized cost

19.4

21.8

(11)
Other financial liabilities designated at fair value

32.8

34.0

(4)
Non-financial liabilities

13.5

17.0

(21)
Total liabilities

1,450.4

1,473.4

(2)
Share capital

0.4

0.4

0
Share premium

84.7

84.8

0
Retained earnings

9.1

7.8

16
Other comprehensive income
3

2.3

1.0

134
Total equity attributable to shareholders

96.6

94.0

3
Equity attributable to non-controlling interests

0.6

0.7

(14)
Total equity

97.1

94.7

3
Total liabilities and equity

1,547.5

1,568.1

(1)
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any early
redemption features.

3 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

UBS AG first quarter 2025 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

40
Equity (31 March 2025 vs 31 December 2024)
Equity attributable to shareholders increased

by USD 2,550m to USD 96,553m as of

31 March 2025.
The

increase

of

USD 2,550m

was

mainly

driven

by

total

comprehensive income

attributable

to

shareholders

of
USD 2,635m, reflecting a net

profit of USD 1,028m

and other comprehensive income

(OCI) of USD 1,607m. OCI
mainly included OCI related to foreign currency translation of USD 794m, cash flow hedge OCI of USD 545m and own credit on financial liabilities designated at

fair value of USD 233m.
The 2024

dividend distribution

to UBS

Group AG,

as approved

by the

2025 Annual

General Meeting

of shareholders
(the AGM), reduced equity

attributable to shareholders

by USD 6,500m in April 2025.

The AGM also approved

the
appropriation of USD 6,500m to

a special dividend

reserve with no

change to equity.

The decision on

the special
dividend

payment

is

intended

to

be

made

at

an

Extraordinary

General

Meeting

in

the

second

half

of

2025,
considering any proposed requirements

from Switzerland’s ongoing review of its capital

regime.
›
Refer to the “UBS AG consolidated performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
Liabilities, by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24 31.3.25 31.12.24
Short-term borrowings 58.4 53.9 22.5 22.5 7.9 5.7 12.6 11.7
of which: amounts due to banks 27.8 23.3 7.8 8.1 7.4 5.4 3.4 3.1 of which: short-term debt issued
1,2
30.6 30.5 14.7 14.5 0.4 0.3 9.2 8.6
Securities financing transactions at amortized cost
15.0 14.8 7.3 7.9 3.6 3.8 2.8 2.9
Customer deposits 747.5 749.5 302.6 312.5 307.0 298.2 69.8 71.5 of which: demand deposits 226.0 225.0 54.8 55.7 110.4 108.7 33.5 33.2 of which: retail savings / deposits 190.5 182.3 35.4 34.9 151.0 143.3 4.1 4.0 of which: sweep deposits 39.6 41.9 39.6 41.9 0.0 0.0 0.0 0.0 of which: time deposits 291.4 300.3 172.8 179.9 45.6 46.1 32.3 34.3
Funding from UBS Group AG measured at amortized cost 111.5 107.9 75.2 74.4 2.7 2.6 30.2 27.6
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2
175.1 173.1 86.0 86.2 41.2 40.5 31.5 30.4
Trading liabilities 43.1 35.2 16.9 14.4 1.0 1.3 12.3 10.0
Derivatives and cash collateral payables on derivative instruments 174.3 217.0 145.6 183.4 3.3 4.4 16.5 18.3
Brokerage payables 59.9 49.0 47.9 38.1 0.6 0.5 3.3 3.4
Other financial liabilities measured at amortized cost

19.4 21.8 10.5 12.9 4.2 3.2 2.3 1.9
Other financial liabilities designated at fair value 32.8 34.0 8.7 6.5 0.1 0.1 3.7 5.6
Non-financial liabilities 13.5 17.0 6.7 8.7 2.4 3.2 2.5 2.5
Total liabilities 1,450.4 1,473.4 729.9 767.5 374.0 363.3 187.6 185.8
1 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time to

maturity of less than

one year.

This classification does not

consider any
early redemption features.
Off-balance sheet (31 March 2025 vs

31 December 2024)
Guarantees increased

by USD 2.2bn,

mainly driven by

an increase

in sponsored

repo clearing

in Group

Treasury.
Committed unconditionally revocable

credit lines

decreased by

USD 4.0bn, mainly

driven by

a decrease

in credit
lines provided across

business divisions, partly offset by

currency effects. Forward

starting reverse repurchase

and
securities borrowing

agreements decreased

by USD 6.7bn,

reflecting a decrease

in levels

of business

division activity
in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn 31.3.25 31.12.24 31.12.24
Guarantees
1,2

40.6

38.4

6
Irrevocable loan commitments
1

79.5

79.6

0
Committed unconditionally revocable credit lines

144.9

148.9

(3)
Forward starting reverse repurchase and securities borrowing agreements

18.2

24.9

(27)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS AG first quarter 2025 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
42
Income statement
43
Statement of comprehensive income
44
Balance sheet
45
Statement of changes in equity
46
Statement of cash flows
47
1

Basis of accounting
48
2
Accounting for the merger of UBS AG and Credit Suisse AG
48
3
Segment reporting
49
4
Net interest income
49
5
Net fee and commission income
49
6
Other income
50
7

Personnel expenses
50
8

General and administrative expenses
51
9

Expected credit loss measurement
57
10
Fair value measurement
63
11
Derivative instruments
64
12

Other assets and liabilities
65
13
Funding from UBS Group AG measured at amortized cost
65
14
Debt issued designated at fair value
65
15
Debt issued measured at amortized cost
66
16

Provisions and contingent liabilities
73
17
Events after the reporting period
74
Comparison between UBS AG consolidated and
UBS Group AG consolidated

UBS AG first quarter 2025 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

42
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended
USD m Note 31.3.25 31.12.24 31.3.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

6,643

7,501

6,240
Interest expense from financial instruments measured at

amortized cost
4

(6,909)

(7,793)

(6,052)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4

1,594

1,882

618
Net interest income
4

1,328

1,590

806
Other net income from financial instruments measured

at fair value through profit or loss

3,924

3,150

2,945
Fee and commission income 5

7,280

7,024

5,607
Fee and commission expense 5

(650)

(670)

(458)
Net fee and commission income 5

6,630

6,354

5,148
Other income 6

281

223

209
Total revenues

12,163

11,317

9,108
Credit loss expense / (release) 9

124

241

52
Personnel expenses 7

5,910

5,212

4,161
General and administrative expenses 8

4,077

4,964

2,985
Depreciation, amortization and impairment of non-financial

assets

714

840

531
Operating expenses

10,701

11,017

7,677
Operating profit / (loss) before tax

1,339

59

1,379
Tax expense / (benefit)

303

313

366
Net profit / (loss)

1,035

(254)

1,014
Net profit / (loss) attributable to non-controlling interests

7

2

8
Net profit / (loss) attributable to shareholders

1,028

(257)

1,006

UBS AG first quarter 2025 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

43
Statement of comprehensive income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Comprehensive income attributable to shareholders
1
Net profit / (loss)

1,028

(257)

1,006
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

1,307

(3,416)

(1,565)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

(511)

1,463

807
Foreign currency translation differences on foreign operations reclassified to the income statement

0

11

0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement

0

(12)

1
Income tax relating to foreign currency translations, including the effect of net investment hedges

(2)

3

13
Subtotal foreign currency translation, net of tax

794

(1,951)

(744)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

(3)

(1)

(1)
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0
Income tax relating to net unrealized gains / (losses)

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

(3)

(1)

(1)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

349

(1,367)

(1,076)
Net (gains) / losses reclassified to the income statement from equity

322

400

492
Income tax relating to cash flow hedges

(125)

181

117
Subtotal cash flow hedges, net of tax

545

(785)

(467)
Cost of hedging
Cost of hedging, before tax

20

(53)

(6)
Income tax relating to cost of hedging

0

0

0
Subtotal cost of hedging, net of tax

20

(53)

(6)
Total other comprehensive income that may be reclassified to the income statement, net of tax

1,356

(2,790)

(1,219)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

18

(56)

36
Income tax relating to defined benefit plans

0

20

(8)
Subtotal defined benefit plans, net of tax

19

(37)

28
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

233

145

19
Income tax relating to own credit on financial liabilities designated at fair value

(1)

(2)

0
Subtotal own credit on financial liabilities designated at

fair value, net of tax

233

144

19
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

251

107

47
Total other comprehensive income

1,607

(2,684)

(1,171)
Total comprehensive income attributable to shareholders

2,635

(2,940)

(166)
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

7

2

8
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

15

(37)

(12)
Total comprehensive income attributable to non-controlling interests

22

(35)

(4)
Total comprehensive income

Net profit / (loss)

1,035

(254)

1,014
Other comprehensive income

1,622

(2,721)

(1,183)
of which: other comprehensive income that may be reclassified to the income statement

1,356

(2,790)

(1,219)
of which: other comprehensive income that will not be reclassified to the income statement

266

70

36
Total comprehensive income

2,657

(2,975)

(169)
1 Refer to the “UBS AG consolidated performance” section of this report for more information.

UBS AG first quarter 2025 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

44
Balance sheet
USD m Note 31.3.25 31.12.24
Assets
Cash and balances at central banks

231,370

223,329
Amounts due from banks

20,285

18,111
Receivables from securities financing transactions measured at amortized cost

101,784

118,302
Cash collateral receivables on derivative instruments 11

38,994

43,959
Loans and advances to customers 9

603,233

587,347
Other financial assets measured at amortized cost 12

66,864

59,279
Total financial assets measured at amortized cost

1,062,530

1,050,326
Financial assets at fair value held for trading 10

165,437

159,223
of which: assets pledged as collateral that may be sold or repledged by counterparties

48,262

38,532
Derivative financial instruments 10, 11

138,620

186,435
Brokerage receivables 10

28,747

25,858
Financial assets at fair value not held for trading 10

102,075

95,203
Total financial assets measured at fair value through profit or loss

434,879

466,719
Financial assets measured at fair value through other comprehensive income 10

3,216

2,195
Investments in associates

2,495

2,306
Property, equipment and software

12,024

12,091
Goodwill and intangible assets

6,691

6,661
Deferred tax assets

10,519

10,481
Other non-financial assets 12

15,134

17,282
Total assets

1,547,489

1,568,060
Liabilities
Amounts due to banks

27,794

23,347
Payables from securities financing transactions measured at amortized cost

14,992

14,824
Cash collateral payables on derivative instruments 11

32,037

36,366
Customer deposits

747,452

749,476
Funding from UBS Group AG measured at amortized cost 13

111,457

107,918
Debt issued measured at amortized cost 15

98,259

101,104
Other financial liabilities measured at amortized cost 12

19,421

21,762
Total financial liabilities measured at amortized cost

1,051,412

1,054,796
Financial liabilities at fair value held for trading 10

43,099

35,247
Derivative financial instruments 10, 11

142,230

180,678
Brokerage payables designated at fair value 10

59,921

49,023
Debt issued designated at fair value 10, 14

107,393

102,567
Other financial liabilities designated at fair value 10, 12

32,792

34,041
Total financial liabilities measured at fair value through profit or loss

385,436

401,555
Provisions 16

5,495

5,131
Other non-financial liabilities 12

8,024

11,911
Total liabilities

1,450,367

1,473,394
Equity
Share capital

386

386
Share premium

84,693

84,777
Retained earnings

9,128

7,838
Other comprehensive income recognized directly in equity, net of tax

2,346

1,002
Equity attributable to shareholders

96,553

94,003
Equity attributable to non-controlling interests

569

662
Total equity

97,123

94,666
Total liabilities and equity

1,547,489

1,568,060

UBS AG first quarter 2025 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

45
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2025
2

85,163

7,838

1,002

3,686

(2,585)

94,003
Premium on shares issued and warrants exercised

0

0
Tax (expense) / benefit

9

9
Translation effects recognized directly in retained earnings

12

(12)

(12)

0
Share of changes in retained earnings of associates and

joint ventures

(2)

(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(92)

0

(92)
Total comprehensive income for the period

1,279

1,356

794

545

2,635
of which: net profit / (loss)

1,028

1,028
of which: OCI, net of tax

251

1,356

794

545

1,607
Balance as of 31 March 2025
2

85,079

9,128

2,346

4,480

(2,051)

96,553
Non-controlling interests as of 31 March 2025

569
Total equity as of 31 March 2025

97,123
Balance as of 1 January 2024
2

25,024

28,235

1,974

4,947

(2,961)

55,234
Premium on shares issued and warrants exercised

0

0
Tax (expense) / benefit

5

5
Translation effects recognized directly in retained earnings

(60)

60

60

0
Share of changes in retained earnings of associates and

joint ventures

(1)

(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(26)

(26)
Total comprehensive income for the period

1,053

(1,219)

(744)

(467)

(166)
of which: net profit / (loss)

1,006

1,006
of which: OCI, net of tax

47

(1,219)

(744)

(467)

(1,171)
Balance as of 31 March 2024
2

25,003

29,228

815

4,203

(3,368)

55,046
Non-controlling interests as of 31 March 2024

317
Total equity as of 31 March 2024

55,363
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

UBS AG first quarter 2025 report |
Consolidated financial statements | UBS AG

interim consolidated financial statements

(unaudited)

46
Statement of cash flows
Year-to-date
USD m 31.3.25 31.3.24
Cash flow from / (used in) operating activities
Net profit / (loss)

1,035

1,014
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

714

531
Credit loss expense / (release)

124

52
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(136)

(15)
Deferred tax expense / (benefit)

(128)

(72)
Net loss / (gain) from investing activities

(123)

105
Net loss / (gain) from financing activities

1,942

(2,371)
Other net adjustments
1

(7,432)

10,212
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks

4,245

17,620
Receivables from securities financing transactions measured at amortized cost

18,365

(1,242)
Payables from securities financing transactions measured at amortized cost

670

74
Cash collateral on derivative instruments

733

(6,031)
Loans and advances to customers

(4,143)

(1,380)
Customer deposits

(14,668)

(3,041)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

14,468

(12,477)
Brokerage receivables and payables

7,897

2,400
Financial assets at fair value not held for trading and other financial assets and liabilities

(9,730)

(534)
Provisions and other non-financial assets and liabilities

(1,932)

(1,728)
Income taxes paid, net of refunds

(189)

(479)
Net cash flow from / (used in) operating activities

11,710
2

2,638
Cash flow from / (used in) investing activities
Disposal of subsidiaries, business, associates and intangible assets

354
3
Purchase of property, equipment and software

(425)

(292)
Disposal of property, equipment and software

26

0
Purchase of financial assets measured at fair value through other comprehensive income

(2,149)

(520)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income

1,151

1,070
Purchase of debt securities measured at amortized cost

(7,871)

(850)
Disposal and redemption of debt securities measured at amortized cost

1,883

2,002
Net cash flow from / (used in) investing activities

(7,031)

1,409
Cash flow from / (used in) financing activities
Net issuance (repayment) of short-term debt measured at amortized cost

(507)

(4,657)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
4

35,185

29,798
Repayment of debt designated at fair value and long-term debt measured at amortized cost
4

(33,063)

(28,918)
Inflows from securities financing transactions measured at amortized cost
5

565

1,000
Outflows from securities financing transactions measured at amortized cost
5

(1,285)
Net cash flows from other financing activities

(316)

(128)
Net cash flow from / (used in) financing activities

580

(2,905)
Total cash flow
Cash and cash equivalents at the beginning of the period

243,359

190,469
Net cash flow from / (used in) operating, investing and financing activities

5,259

1,143
Effects of exchange rate differences on cash and cash equivalents
1

5,035

(7,708)
Cash and cash equivalents at the end of the period
6

253,653

183,903
of which: cash and balances at central banks
6

231,370

163,378
of which: amounts due from banks 6

18,768

12,836
of which: money market paper
6,7

3,515

7,689
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

10,820

9,596
Interest paid in cash

10,505

8,602
Dividends on equity investments, investment funds and associates received in cash

734

582
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which

are presented on the line

Financial assets and liabilities at

fair value held for trading

and derivative financial instruments.

2 Includes cash receipts
from the sale of loans and loan commitments of USD 330m within Non-core and Legacy.

3 Includes cash proceeds net of cash and cash equivalents disposed from the sale of the

US mortgage servicing business of
Credit Suisse, Select Portfolio Servicing,

which was managed in Non-core and Legacy.

Refer to “Note 29 Changes in organization and acquisitions

and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG

Annual Report 2024 for more information.

4 Includes funding from UBS Group

AG measured at amortized cost (recognized

on the balance sheet in Funding

from UBS
Group AG measured at amortized cost) and measured at fair value (recognized on the balance sheet in Other financial liabiliti es designated at fair value).

5 Reflects cash flows from securities financing transactions measured at amortized cost that

use UBS debt instruments as

the underlying.

6 Includes only balances with an

original maturity of three months

or less.

7 Money market paper

is included in the balance sheet
under

Financial

assets

at

fair

value

not

held

for

trading

(31 March

2025:

USD 2,874m;

31 March

2024: USD 6,854m),

Other

financial

assets

measured

at

amortized

cost

(31 March 2025: USD 395m;
31 March 2024: USD 170m), Financial assets measured

at fair value through

other comprehensive income

(31 March 2025: USD 0m; 31 March

2024: USD 420m) and

Financial assets at fair

value held for

trading
(31 March 2025: USD 246m; 31 March 2024: USD 245m).

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

47
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2024.
These

interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with

UBS AG’s

audited
consolidated financial statements in

the UBS AG Annual

Report 2024 and

the “Management report” sections

of
this report,

including the

disclosures in

the “Recent

developments” section

of this

report regarding

the sale

of Select
Portfolio Servicing,

the US mortgage servicing business of Credit Suisse,

and the transactions related to Swisscard.
In

the

opinion

of

management, all

necessary adjustments

have

been

made for

a

fair

presentation

of

UBS AG’s
financial position, results of operations and cash

flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation uncertainty

that are

considered to

require critical

judgment, refer

to Note 2,

as well

as “Note 1a

Material
accounting policies” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2024.
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.25 31.12.24 31.3.24 31.3.25 31.12.24 31.3.24
1 CHF

1.13

1.10

1.11

1.11

1.13

1.13
1 EUR

1.08

1.04

1.08

1.05

1.06

1.08
1 GBP

1.29

1.25

1.26

1.26

1.27

1.26
100 JPY

0.67

0.63

0.66

0.66

0.65

0.67
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of
three month-end rates, weighted according to the income and expense volumes of all operations of UBS

AG with the same functional currency for each month. Weighted average rates for individual business divisions
may deviate from the weighted average rates for UBS AG.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

48
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG
Merger of UBS AG and Credit Suisse AG
The merger of UBS AG and Credit Suisse AG effected on 31 May 2024 with no consideration payable by UBS AG
constituted a business combination

under common control.

For details of the accounting for

the merger, including
accounting

policies

applicable

to

business

combinations

under

common

control,

refer

to

“Note

1a

Material
accounting

policies”

and

“Note 2

Accounting

for

the

merger

of

UBS AG

and

Credit

Suisse AG”

in

the
“Consolidated financial statements” section of

the UBS AG Annual Report 2024.
Comparability
The income statement,

the statement of

comprehensive income, the statement

of cash flows and

the statement of
changes in

equity for

the first

quarter of

2025 and

the income

statement and

the statement

of comprehensive
income for

the fourth

quarter of

2024 are

based entirely

on consolidated

data following

the merger

of UBS AG
and Credit Suisse AG.

The income

statement, the

statement of

comprehensive income,

the statement

of cash

flows
and the statement of changes in equity for the first

quarter of 2024 include pre-merger UBS AG

data only.
Balance

sheet

information

as

of

31 March

2025

and

31 December

2024

includes

post-merger

consolidated
information.

Note 3

Segment reporting
UBS AG’s

business

divisions

are

organized

globally

into

five

business

divisions:

Global

Wealth

Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank and

Non-core and

Legacy. All

five business
divisions are supported by Group Items and qualify as reportable segments for the purpose of segment reporting.
Together with Group Items they reflect the management

structure of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information about UBS AG’s reporting segments.
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the quarter ended 31 March 2025
Net interest income

1,589

1,059

(15)

(885)

(35)

(385)

1,328
Non-interest income

4,703

946

756

3,938

155

338

10,836
Total revenues

6,293

2,005

741

3,052

119

(46)

12,163
Credit loss expense / (release)

8

58

0

49

10

(1)

124
Operating expenses

5,069

1,526

603

2,455

748

299

10,701
Operating profit / (loss) before tax

1,216

421

137

548

(639)

(344)

1,339
Tax expense / (benefit)

303
Net profit / (loss)

1,035
As of 31 March 2025
Total assets

557,012

445,289

22,590

455,886

47,829

18,884

1,547,489
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Functions UBS AG
For the quarter ended 31 March 2024
Net interest income

1,204

772

(14)

(797)

14

(374)

806
Non-interest income

3,714

606

523

3,184

7

268

8,302
Total revenues

4,918

1,378

509

2,388

21

(106)

9,108
Credit loss expense / (release)

9

10

0

32

0

1

52
Operating expenses

3,975

809

459

2,083

138

212

7,677
Operating profit / (loss) before tax

935

558

50

272

(118)

(319)

1,379
Tax expense / (benefit)

366
Net profit / (loss)

1,014
As of 31 December 2024
Total assets

560,194

449,224

22,291

453,078

67,696

15,577

1,568,060

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

49
Note 4

Net interest income
Net interest income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Interest income from loans and deposits
1

5,767

6,623

5,438
Interest income from securities financing transactions measured at amortized cost
2

839

822

988
Interest income from other financial instruments measured

at amortized cost

360

350

323
Interest income from debt instruments measured at fair

value through other comprehensive income

27

24

27
Interest income from derivative instruments designated as cash flow hedges

(351)

(318)

(537)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

6,643

7,501

6,240
Interest expense on loans and deposits
3

5,558

6,697

4,836
Interest expense on securities financing transactions measured at amortized cost
4

418

464

407
Interest expense on debt issued

899

592

787
Interest expense on lease liabilities

35

40

22
Total interest expense from financial instruments measured at amortized cost

6,909

7,793

6,052
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

(266)

(292)

188
Net interest income from financial instruments measured at fair value through profit or loss and other

1,594

1,882

618
Total net interest income

1,328

1,590

806
1 Consists of interest income from cash and balances

at central banks, amounts due from banks, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer
deposits, and

cash collateral

payables on

derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and

negative interest, including

fees, on

payables from

securities
financing transactions.

3 Consists of interest expense on amounts

due to banks, cash collateral

payables on derivative instruments,

customer deposits, and funding from

UBS Group AG measured at

amortized cost,
as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.
Note 5

Net fee and commission income
Net fee and commission income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Underwriting fees

219

206

224
M&A and corporate finance fees

244

277

234
Brokerage fees

1,376

1,170

1,019
Investment fund fees

1,543

1,558

1,201
Portfolio management and related services

3,102

3,083

2,456
Other

796

729

472
Total fee and commission income
1

7,280

7,024

5,607
of which: recurring

4,607

4,628

3,668
of which: transaction-based

2,639

2,351

1,915
of which: performance-based

33

45

24
Fee and commission expense

650

670

458
Net fee and commission income

6,630

6,354

5,148
1 Reflects third-party fee and commission income for

the first quarter of 2025 of USD 4,429m for

Global Wealth Management (fourth quarter of 2024:

USD 4,193m; first quarter of 2024: USD 3,506m),

USD 735m
for Personal & Corporate

Banking (fourth quarter of

2024: USD 749m; first quarter

of 2024: USD 490m),

USD 939m for Asset Management

(fourth quarter of 2024:

USD 977m; first quarter of

2024: USD 671m),
USD 1,134m for the Investment Bank

(fourth quarter of 2024:

USD 1,009m; first quarter of 2024:

USD 940m), USD 15m for Group Items

(fourth quarter of 2024:

USD 8m; first quarter of 2024:

negative USD 3m)
and USD 29m for Non-core and Legacy (fourth quarter of 2024: USD 88m; first quarter of 2024: USD 3m).

Note 6

Other income
Other income
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

(13)
2

13

(1)
Net gains / (losses) from disposals of investments in associates and joint ventures

3

2

0
Share of net profit / (loss) of associates and joint ventures

136
3

(33)

15
Total

126

(18)

15
Income from properties
4

3

4

5
Net gains / (losses) from properties held for sale

8

1

0
Income from shared services provided to UBS Group AG or its subsidiaries

167

181

169
Other

(22)

54

20
Total other income

281

223

209
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or

closure of foreign operations.

2 Includes a loss of USD 11m recognized upon completion

of the
sale of Select

Portfolio Servicing,

the US mortgage

servicing business of

Credit Suisse,

which was managed

in Non-core and

Legacy. Refer

to “Note 29

Changes in organization

and acquisitions and

disposals of
subsidiaries and businesses”

in the “Consolidated

financial statements” section

of the UBS

AG Annual

Report 2024 for

more information.

3 Includes a

gain of USD

64m related to

UBS AG’s

share of

income
recorded by Swisscard

for the sale

of the Credit

Suisse card portfolios

to UBS AG.

Refer to “Note

29 Changes in

organization and acquisitions

and disposals of

subsidiaries and businesses”

in the “Consolidated
financial statements” section of the UBS AG Annual Report 2024 for more information.

4 Includes rent received from third parties.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

50
Note 7

Personnel expenses
Personnel expenses
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Salaries and variable compensation
1

5,129

4,473

3,621
of which: variable compensation – financial advisors
2

1,409

1,400

1,267
Contractors

37

32

21
Social security

310

286

208
Post-employment benefit plans

257

200

186
Other personnel expenses

176

221

125
Total personnel expenses

5,910

5,212

4,161
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic approach

based on production,

and deferred awards.

It also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Note 8

General and administrative expenses
General and administrative expenses
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Outsourcing costs

197

262

121
Technology costs

255

286

163
Consulting, legal and audit fees

257

414

202
Real estate and logistics costs

203

245

130
Market data services

152

164

106
Marketing and communication

76

130

66
Travel and entertainment

66

93

54
Litigation, regulatory and similar matters 1

196

393

8
Other

2,676
2

2,979

2,137
of which: shared services costs charged by UBS Group AG or its subsidiaries

2,231

2,502

1,933
Total general and administrative expenses

4,077

4,964

2,985
1 Reflects the net increase / (decrease) in provisions

for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16b for more information.

2 Includes a USD 180m expense related
to payment to Swisscard for the

sale of the Credit Suisse

card portfolios to UBS AG.

Refer to “Note 29 Changes

in organization and acquisitions and

disposals of subsidiaries and businesses”

in the “Consolidated
financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

51
Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss expenses in the first quarter

of 2025 were USD 124m, reflecting USD 21m net releases related to performing positions and USD 145m net

expenses on credit-impaired positions.
Net expected credit

loss (ECL)

on performing corporate

loans was flat

in the first

quarter of

2025. Net ECL

expenses
on defaulted corporate

loans were USD 116m,

of which USD 52m

was in Personal

& Corporate Banking,

USD 54m
in the Investment Bank and USD 10m

in Non-core and Legacy.
Net ECL releases on performing real-estate-backed loans

were USD 22m in the first quarter of 2025, driven by the
substitution of

the severe

stagflation scenario,

primarily by

the forecasted

lower interest

rates curves

in the

new
scenario mix as described below.

These net ECL releases included

USD 24m of releases in Switzerland

and USD 3m
of expenses

in the

US. Net

expenses on

defaulted real-estate-backed

loans were

USD 11m and

related to

three
commercial real estate counterparties in the

US.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 31.3.25
Global Wealth Management

(7)

15

8
Personal & Corporate Banking

(8)

66

58
Asset Management

0

0

0
Investment Bank

(5)

54

49
Non-core and Legacy

0

10

10
Group Items

(1)

0

(1)
Total

(21)

145

124
For the quarter ended 31.12.24
Global Wealth Management

(26)

15

(11)
Personal & Corporate Banking

(24)

213

189
Asset Management

0

0

0
Investment Bank

32

30

62
Non-core and Legacy

(2)

4

2
Group Items

(1)

1

0
Total

(21)

262

241
For the quarter ended 31.3.24
Global Wealth Management

2

7

9
Personal & Corporate Banking

(12)

22

10
Asset Management

0

0

0
Investment Bank

10

22

32
Non-core and Legacy

0

0

0
Group Items

1

0

1
Total

1

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

52
Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of the economic

and political conditions prevailing

in the first quarter of

2025 through a series of
governance meetings,

with input and

feedback from UBS AG

Risk and Finance

experts across the

business divisions
and regions.

As

of

31 March

2025,

there

was

a

high

degree

of

geopolitical

and

macroeconomic

uncertainty,

including
uncertainty relating

to tariffs

that could

be introduced

by the

US government

after that

date and

the economic
consequences thereof. The

actual announcing of

the tariffs

in April

2025 was

subsequent to

the reporting date.
UBS AG has assessed the situation based on

the uncertainties that existed on the reporting

date and has exercised
judgment. The scenario suite was adjusted in the

first quarter of 2025 to replace the two downside

scenarios. The
global crisis scenario has replaced the stagflationary geopolitical crisis scenario as the severe downside scenario. It targets

risks

such

as

sovereign

defaults,

low

interest

rates

and

significant

emerging

market

stress.

The

severe
stagflation scenario

previously explored

risks related

to higher

inflation and

rising interest

rates. The

mild stagflation
crisis

scenario

has

replaced

the

mild

debt

crisis

scenario

as

the

mild

downside scenario.

In

the

mild

stagflation
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However,

the

declines

in

GDP

and

equities

are

similar.

As

a

consequence

of

the

circumstances

and

prevailing
uncertainties at

the end

of the

first quarter

of 2025, the

weight allocation between

the four

scenarios has

been
amended.

The scenario weights are illustrated in the

table below.
All of the scenarios,

including the asset

price appreciation
and the baseline

scenarios,

have been updated based

on
the latest macroeconomic

forecasts as of 31

March 2025. The

assumptions on a

calendar-year basis are

included in
the table below.

UBS AG

is closely

monitoring the

current market

situation, and

it will

carefully assess

developments, potentially
revisiting the narratives and weightings in the

second quarter of 2025.
Comparison of shock factors
Baseline
Key parameters 2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8

1.5

0.7
Eurozone

0.8

0.5

0.8
Switzerland

1.3

0.7

1.6
Unemployment rate (%, annual average)
US

4.0

4.4

5.2
Eurozone

6.4

6.5

6.6
Switzerland

2.5

2.8

2.8
Fixed income: 10-year government bonds (%, Q4)
USD

4.6

4.2

4.3
EUR

2.4

2.8

2.9
CHF

0.3

0.7

0.8
Real estate (annual percentage change, Q4)
US

3.8

3.5

3.7
Eurozone

2.6

5.0

3.4
Switzerland

0.9

4.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.3.25 31.12.24 31.3.24
Asset price appreciation

5.0
– –
Baseline

50.0

60.0

60.0
Mild debt crisis

–

15.0

15.0
Stagflationary geopolitical crisis –

25.0

25.0
Mild stagflationary crisis

30.0
– –
Global crisis

15.0
– –

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

53
Note 9

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
No

purchased

credit-impaired

financial

assets

were

recognized

in

the

first

quarter

of

2025.

Originated

credit-
impaired financial assets were not material

and are not presented in the table below.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

231,370

231,207

163

0

(240)

0

(240)

0
Amounts due from banks

20,285

20,248

37

0

(11)

(5)

(4)

(1)
Receivables from securities financing transactions measured at amortized cost

101,784

101,784

0

0

(3)

(3)

0

0
Cash collateral receivables on derivative instruments

38,994

38,994

0

0

0

0

0

0
Loans and advances to customers

603,233

576,017

22,744

4,471

(2,955)

(289)

(300)

(2,366)
of which: Private clients with mortgages

258,849

246,480

10,943

1,426

(143)

(39)

(50)

(53)
of which: Real estate financing

84,915

79,744

4,923

247

(105)

(26)

(32)

(48)
of which: Large corporate clients

25,200

22,015

2,120

1,065

(915)

(82)

(111)

(722)
of which: SME clients

22,033

18,578

2,318

1,137

(1,030)

(65)

(67)

(897)
of which: Lombard

153,007

152,909

1

97

(113)

(8)

0

(105)
of which: Credit cards

2,025

1,564

420

41

(44)

(8)

(11)

(26)
of which: Commodity trade finance

4,331

4,311

12

8

(123)

(8)

0

(115)
of which: Ship / aircraft financing

8,221

7,905

316

0

(19)

(16)

(4)

0
of which: Consumer financing

2,617

2,403

109

106

(125)

(16)

(19)

(90)
Other financial assets measured at amortized cost

66,864

66,110

560

194

(127)

(24)

(8)

(96)
of which: Loans to financial advisors

2,738

2,600

48

89

(40)

(3)

(1)

(36)
Total financial assets measured at amortized cost

1,062,530

1,034,361

23,505

4,665

(3,336)

(321)

(553)

(2,463)
Financial assets measured at fair value through other comprehensive income

3,216

3,216

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements 2

1,065,747

1,037,577

23,505

4,665

(3,336)

(321)

(553)

(2,463)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

42,588

40,620

1,800

168

(57)

(13)

(20)

(24)
of which: Large corporate clients

7,103

6,487

530

87

(14)

(6)

(4)

(4)
of which: SME clients

2,885

2,529

316

39

(22)

(3)

(15)

(4)
of which: Financial intermediaries and hedge funds

25,139

24,249

890

0

(1)

(1)

0

0
of which: Lombard

3,591

3,561

0

30

(3)

(1)

0

(2)
of which: Commodity trade finance

2,160

2,158

1

0

(1)

(1)

0

0
Irrevocable loan commitments

79,463

75,299

3,906

257

(233)

(116)

(81)

(36)
of which: Large corporate clients

48,349

45,150

3,033

165

(161)

(84)

(59)

(18)
Forward starting reverse repurchase and securities borrowing agreements

18,178

18,178

0

0

0

0

0

0
Unconditionally revocable loan commitments

144,907

141,263

3,442

202

(55)

(41)

(14)

0
of which: Real estate financing

7,384

7,030

354

0

(3)

(4)

1

0
of which: Large corporate clients

13,497

12,751

722

23

(15)

(8)

(5)

(2)
of which: SME clients

10,902

9,952

801

149

(23)

(18)

(5)

0
of which: Lombard

72,767

72,757

8

2

0

0

0

0
of which: Credit cards

10,285

9,815

467

3

(8)

(6)

(2)

0
Irrevocable committed prolongation of existing loans

4,165

4,162

2

2

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines
2

289,302

279,523

9,150

629

(348)

(172)

(115)

(61)
Total allowances and provisions
2

(3,685)

(493)

(668)

(2,524)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

54
Note 9

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

223,329

223,201

128

0

(186)

0

(186)

0
Amounts due from banks

18,111

17,912

198

0

(42)

(1)

(5)

(36)
Receivables from securities financing transactions measured at amortized cost

118,302

118,302

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

43,959

43,959

0

0

0

0

0

0
Loans and advances to customers

587,347

560,531

22,309

4,506

(2,830)

(276)

(323)

(2,230)
of which: Private clients with mortgages

251,955

241,690

9,009

1,256

(166)

(46)

(70)

(50)
of which: Real estate financing

83,780

79,480

4,071

229

(100)

(24)

(27)

(49)
of which: Large corporate clients

25,599

21,073

3,493

1,033

(828)

(72)

(123)

(632)
of which: SME clients

21,002

17,576

2,293

1,133

(963)

(55)

(47)

(860)
of which: Lombard

147,714

147,326

266

122

(107)

(6)

0

(101)
of which: Credit cards

1,978

1,533

406

39

(41)

(6)

(11)

(25)
of which: Commodity trade finance

4,204

4,089

106

9

(122)

(9)

0

(113)
of which: Ship / aircraft financing

8,058

7,136

922

0

(31)

(14)

(16)

0
of which: Consumer financing

2,814

2,468

114

232

(137)

(15)

(19)

(102)
Other financial assets measured at amortized cost

59,279

58,645

439

194

(135)

(25)

(7)

(103)
of which: Loans to financial advisors

2,723

2,568

59

95

(41)

(4)

(1)

(37)
Total financial assets measured at amortized cost

1,050,326

1,022,550

23,074

4,701

(3,195)

(304)

(521)

(2,369)
Financial assets measured at fair value through other comprehensive income

2,195

2,195

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements
2

1,052,521

1,024,746

23,074

4,701

(3,195)

(304)

(521)

(2,369)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

40,280

38,860

1,242

178

(61)

(16)

(24)

(22)
of which: Large corporate clients

7,818

7,098

635

85

(18)

(6)

(9)

(2)
of which: SME clients

2,524

2,074

393

57

(27)

(5)

(15)

(7)
of which: Financial intermediaries and hedge funds

21,590

21,449

141

0

(1)

(1)

0

0
of which: Lombard

3,709

3,652

24

33

(4)

(1)

0

(3)
of which: Commodity trade finance

2,678

2,676

2

0

(1)

(1)

0

0
Irrevocable loan commitments

79,579

75,158

4,178

243

(192)

(105)

(61)

(26)
of which: Large corporate clients

47,381

43,820

3,393

168

(155)

(91)

(54)

(10)
Forward starting reverse repurchase and securities borrowing agreements

24,896

24,896

0

0

0

0

0

0
Unconditionally revocable loan commitments

148,900

146,496

2,149

255

(75)

(59)

(17)

0
of which: Real estate financing

7,674

7,329

345

0

(6)

(4)

(2)

0
of which: Large corporate clients

14,692

14,091

584

17

(22)

(14)

(7)

(2)
of which: SME clients

9,812

9,289

333

190

(34)

(28)

(6)

0
of which: Lombard

73,267

73,181

84

1

0

0

0

0
of which: Credit cards

10,074

9,604

467

3

(8)

(6)

(2)

0
Irrevocable committed prolongation of existing loans

4,608

4,602

4

2

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines
2

298,263

290,012

7,572

678

(332)

(183)

(102)

(48)
Total allowances and provisions
2

(3,527)

(487)

(623)

(2,417)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

55
Note 9

Expected credit loss measurement (continued)
The

table

below

provides

information

about

the

gross

carrying

amount

of

exposures

subject

to

ECL

and

the

ECL
coverage ratio

for UBS AG’s

core loan

portfolios (i.e.
Loans and

advances to

customers

and

Loans to

financial advisors
)
and relevant off-balance sheet exposures. Cash and balances at central banks , Amounts due from banks , Receivables from

securities

financing

transactions
,
Cash

collateral

receivables

on

derivative

instruments

and
Financial

assets
measured at

fair value through

other comprehensive

income

are not included

in the table below,

due to their lower
sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The

overall

coverage

ratio

for

performing

positions

was

unchanged

at

10 basis

points.

Coverage

ratios

for
performing positions related

to corporate lending (on-balance

sheet) increased by

5 basis points to 72 basis

points.
Coverage ratios

for performing

positions related

to real

estate lending

(on-balance sheet)

decreased by

1 basis point
to 4 basis points.
Coverage ratios for core loan portfolio
31.3.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

258,992

246,519

10,993

1,480

6

2

45

3

361
Real estate financing

85,020

79,771

4,955

295

12

3

64

7

1,613
Total real estate lending

344,012

326,290

15,948

1,774

7

2

51

4

569
Large corporate clients

26,115

22,097

2,231

1,788

350

37

496

79

4,040
SME clients

23,062

18,643

2,385

2,034

446

35

283

63

4,409
Total corporate lending

49,177

40,739

4,616

3,822

395

36

386

72

4,236
Lombard

153,120

152,917

1

203

7

1

31

1

5,198
Credit cards

2,069

1,572

431

66

214

49

255

94

3,847
Commodity trade finance

4,454

4,319

12

123

276

18

10

18

9,376
Ship / aircraft financing

8,240

7,921

319

0

23

20

117

23

0
Consumer financing

2,743

2,418

128

196

457

65

1,500

137

4,598
Other loans and advances to customers

42,373

40,130

1,590

653

80

5

44

7

4,742
Loans to financial advisors

2,778

2,603

49

125

144

13

174

16

2,870
Total other lending

215,777

211,880

2,530

1,367

37

4

165

6

4,991
Total
1

608,966

578,909

23,094

6,963

49

5

130

10

3,450
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

9,352

9,083

264

6

4

3

33

4

453
Real estate financing

8,225

7,851

374

0

8

10

0

8

0
Total real estate lending

17,578

16,934

638

6

6

6

0

6

448
Large corporate clients

69,056

64,495

4,286

275

27

15

160

24

874
SME clients

15,801

14,290

1,268

243

52

19

293

41

759
Total corporate lending

84,857

78,785

5,554

518

32

16

190

27

820
Lombard

79,638

79,597

8

33

2

1

14

1

2,461
Credit cards

10,285

9,815

467

3

8

6

37

8

0
Commodity trade finance

3,019

3,001

17

0

2

2

14

2

0
Ship / aircraft financing

2,520

2,486

34

0

0

0

0

0

0
Consumer financing

377

377

0

0

3

3

0

3

0
Financial intermediaries and hedge funds

30,668

29,151

1,517

0

1

1

3

1

0
Other off-balance sheet commitments

42,182

41,199

914

69

10

5

86

7

1,434
Total other lending

168,689

165,626

2,958

105

4

2

34

3

1,707
Total
2

271,124

261,345

9,150

629

13

7

126

11

964
Total on- and off-balance sheet
3

880,089

840,254

32,244

7,592

38

6

129

10

3,244
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance

sheet line Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

56
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

252,121

241,736

9,079

1,306

7

2

77

5

386
Real estate financing

83,880

79,504

4,098

278

12

3

66

6

1,768
Total real estate lending

336,001

321,240

13,177

1,584

8

2

73

5

628
Large corporate clients

26,427

21,145

3,617

1,665

313

34

341

79

3,795
SME clients

21,966

17,631

2,341

1,993

439

31

203

52

4,316
Total corporate lending

48,393

38,776

5,958

3,659

370

33

287

67

4,079
Lombard

147,821

147,332

267

222

7

0

8

0

4,531
Credit cards

2,019

1,539

416

64

205

39

256

85

3,857
Commodity trade finance

4,327

4,098

106

122

283

22

40

23

9,258
Ship / aircraft financing

8,089

7,150

938

0

38

20

175

38

0
Consumer financing

2,951

2,484

134

334

464

62

1,447

133

3,057
Other loans and advances to customers

40,576

38,188

1,636

752

83

7

56

9

3,965
Loans to financial advisors

2,764

2,571

60

132

149

14

159

17

2,785
Total other lending

208,547

203,363

3,558

1,627

39

4

161

7

4,152
Total
1

592,941

563,379

22,693

6,869

48

5

143

10

3,301
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages

8,473

8,271

176

26

4

4

22

4

81
Real estate financing

8,694

8,300

394

0

7

6

33

7

0
Total real estate lending

17,167

16,571

570

26

6

5

30

6

81
Large corporate clients

69,896

65,013

4,612

271

28

17

151

26

528
SME clients

13,944

12,788

842

315

59

30

324

48

532
Total corporate lending

83,840

77,800

5,454

586

33

19

177

30

530
Lombard

80,390

80,235

120

35

1

0

1

0

2,330
Credit cards

10,074

9,604

467

3

8

6

36

8

0
Commodity trade finance

3,487

3,464

23

0

3

3

51

3

0
Ship / aircraft financing

2,669

2,663

6

0

13

13

49

13

0
Consumer financing

134

134

0

0

6

6

0

6

0
Financial intermediaries and hedge funds

22,842

22,378

464

0

1

1

8

1

0
Other off-balance sheet commitments

52,765

52,268

468

29

4

2

28

2

2,945
Total other lending

172,360

170,745

1,549

67

3

1

23

2

2,470
Total
2

273,367

265,117

7,572

678

12

7

135

10

704
Total on- and off-balance sheet
3

866,308

828,495

30,265

7,547

37

6

141

10

3,067
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

57
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first three

months of 2025, assets and

liabilities that were transferred from

Level 2 to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading

133,803

27,969

3,665

165,437

128,428

27,687

3,108

159,223
of which: Equity instruments

117,487

320

138

117,945

116,536

430

91

117,056
of which: Government bills / bonds

8,304

3,468

46

11,817

4,443

3,261

41

7,746
of which: Investment fund units

7,180

949

149

8,279

6,537

987

151

7,675
of which: Corporate and municipal bonds

828

20,777

876

22,480

911

17,585

838

19,334
of which: Loans

0

2,254

2,292

4,545

0

5,200

1,799

6,998
of which: Asset-backed securities

4

197

162

363

1

219

153

373
Derivative financial instruments

1,372

134,789

2,459

138,620

795

182,849

2,792

186,435
of which: Foreign exchange

570

48,911

71

49,551

472

100,572

66

101,111
of which: Interest rate

0

38,135

898

39,033

0

41,193

878

42,071
of which: Equity / index

0

39,940

937

40,877

0

35,747

1,129

36,876
of which: Credit

0

2,668

517

3,185

0

2,555

581

3,136
of which: Commodities

2

4,989

35

5,026

1

2,599

17

2,617
Brokerage receivables

0

28,747

0

28,747

0

25,858

0

25,858
Financial assets at fair value not held for trading

40,762

52,129

9,185

102,075

35,910

50,545

8,747

95,203
of which: Financial assets for unit-linked investment contracts

17,398

4

0

17,403

17,101

6

0

17,106
of which: Corporate and municipal bonds

30

14,844

145

15,020

31

14,695

133

14,859
of which: Government bills / bonds

22,856

6,062

0

28,919

18,264

6,204

0

24,469
of which: Loans

0

4,972

3,589

8,561

0

4,427

3,192

7,619
of which: Securities financing transactions

0

24,995

731

25,726

0

24,026

611

24,638
of which: Asset-backed securities

0

1,041

540

1,581

0

972

597

1,569
of which: Auction rate securities

0

0

191

191

0

0

191

191
of which: Investment fund units

387

123

640

1,150

423

133

681

1,237
of which: Equity instruments

90

0

2,930

3,020

91

0

2,916

3,008
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income

1,130

2,087

0

3,216

59

2,137

0

2,195
of which: Government bills / bonds

1,064

0

0

1,064

0

0

0

0
of which: Commercial paper and certificates of deposit

0

1,916

0

1,916

0

1,959

0

1,959
of which: Corporate and municipal bonds

66

171

0

236

59

178

0

237
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities

7,623

0

0

7,623

7,341

0

0

7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

89

89

0

0

84

84
Total assets measured at fair value

184,689

245,720

15,398

445,808

172,532

289,076

14,731

476,340

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

58
Note 10

Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading 30,503 12,565 31 43,099 24,577 10,429 240 35,247 of which: Equity instruments

22,597

390

21

23,008

18,528

257

29

18,814
of which: Corporate and municipal bonds

2

10,768

5

10,775

5

8,771

206

8,982
of which: Government bills / bonds

6,490

1,210

0

7,699

4,336

1,174

0

5,510
of which: Investment fund units

1,414

96

3

1,512

1,708

162

3

1,873
Derivative financial instruments 1,407 136,694 4,130 142,230 829 175,788 4,060 180,678
of which: Foreign exchange

553

50,624

44

51,220

506

94,077

46

94,628
of which: Interest rate

0

33,911

337

34,248

0

36,313

324

36,636
of which: Equity / index

0

44,707

3,293

48,000

0

39,597

3,142

42,739
of which: Credit

0

3,182

374

3,556

0

3,280

414

3,694
of which: Commodities

2

4,128

25

4,155

1

2,200

15

2,216
of which: Loan commitments measured at FVTPL

0

45

29

74

0

75

62

137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0 59,921 0 59,921 0 49,023 0 49,023
Debt issued designated at fair value 0 96,189 11,204 107,393 0 90,725 11,842 102,567
Other financial liabilities designated at fair value 0 28,525 4,267 32,792 0 29,779 4,262 34,041 of which: Financial liabilities related to unit-linked

investment contracts

0

17,528

0

17,528

0

17,203

0

17,203
of which: Securities financing transactions

0

3,985

108

4,094

0

5,798

0

5,798
of which: Funding from UBS Group AG

0

4,042

1,515

5,557

0

3,848

1,494

5,342
of which: Over-the-counter debt instruments
and others

0

2,969

2,644

5,613

0

2,930

2,768

5,698
Total liabilities measured at fair value 31,909 333,894 19,633 385,436 25,406 355,744 20,405 401,555
1 Bifurcated embedded derivatives are presented on the

same balance sheet lines as their host

contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended
USD m 31.3.25 31.12.24 31.3.24
Reserve balance at the beginning of the period

421

418

397
Profit / (loss) deferred on new transactions

65

57

42
(Profit) / loss recognized in the income statement

(95)

(51)

(60)
Foreign currency translation

(1)

(4)

0
Reserve balance at the end of the period

391

421

379
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 31.3.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1

(942)

(1,165)
of which: debt issued designated at fair value

(680)

(780)
of which: other financial liabilities designated at fair value

(262)

(385)
Credit valuation adjustments
2

(128)

(125)
Funding and debit valuation adjustments

(69)

(96)
Other valuation adjustments

(971)

(1,206)
of which: liquidity

(570)

(746)
of which: model uncertainty

(401)

(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

59
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
31 March 2025 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2024.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
31.3.25 31.12.24
USD bn 31.3.25 31.12.24 31.3.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

1.0

0.0

0.2
Relative value to
market comparable Bond price equivalent

23

105

89

23

114

98
points
Discounted expected
cash flows Discount margin

917

917

917

868

868

868
basis
points
Traded loans,

loans
designated at fair value
and guarantees

6.1

5.2

0.0

0.0
Relative value to
market comparable Loan price equivalent

1

102

93

1

173

84
points
Discounted expected
cash flows Credit spread

17

395

132

16

545

195
basis
points
Market comparable
and securitization
model Credit spread

97

1,939

280

75

1,899

208
basis
points
Asset-backed securities

0.7

0.7

0.0

0.0
Relative value to
market comparable Bond price equivalent

1

100

78

0

112

79
points
Investment fund units
3

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
3

3.1

3.0

0.0

0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4

11.2

11.8
Other financial liabilities
designated at fair value

4.3

4.3
Discounted expected
cash flows Funding spread

95

221

95

201
basis
points
Derivative financial instruments
Interest rate

0.9

0.9

0.3

0.3
Option model Volatility of interest rates

51

112

50

156
basis
points
IR-to-IR correlation

67

99

60

99
%
Discounted expected
cash flows Funding spread

5

20

5

20
basis
points
Credit

0.5

0.6

0.4

0.4
Discounted expected
cash flows
Credit spreads

3

1,760

2

1,789
basis
points
Credit correlation

50

66

50

66
%
Recovery rates

0

100

0

100
%
Option model Credit volatility

60

79

59

127
%
Recovery rates

0

40
%
Equity / index

0.9

1.1

3.3

3.1
Option model Equity dividend yields

0

16

0

16
%
Volatility of equity stocks,
equity and other indices

2

111

4

126
%
Equity-to-FX correlation

(65)

70

(65)

80
%
Equity-to-equity correlation

15

100

0

100
%
Loan commitments
measured at FVTPL

0.0

0.1
Relative value to
market comparable
Loan price equivalent

82

100

60

101
points
1 The ranges of significant unobservable

inputs are represented in points, percentages and

basis points. Points are

a percentage of par (e.g. 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other financial
liabilities designated at

fair value and

Derivative financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed, as

there is a

dispersion of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which have embedded

derivative parameters that are considered to be unobservable.

The equivalent derivative instrument parameters

for debt issued or embedded derivatives for over-
the-counter debt instruments are presented in the respective derivative financial instruments lines in this table.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

60
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
31.3.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees

147

(115)

185

(143)
Securities financing transactions

25

(20)

30

(24)
Auction rate securities

8

(6)

8

(6)
Asset-backed securities

23

(18)

32

(28)
Equity instruments

348

(314)

333

(308)
Investment fund units

176

(178)

179

(181)
Loan commitments measured at FVTPL

15

(47)

38

(42)
Interest rate derivatives, net

77

(65)

115

(70)
Credit derivatives, net

88

(108)

112

(117)
Foreign exchange derivatives, net

4

(3)

3

(2)
Equity / index derivatives, net

619

(503)

732

(617)
Other

256

(152)

289

(161)
Total

1,785

(1,528)

2,056

(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

61
Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the
period
For the three months ended 31 March 2025
2
Financial assets at fair value held for
trading

3.1

0.0

(0.0)

0.2

(0.8)

1.1

(0.3)

0.3

(0.1)

0.0

3.7
of which: Equity instruments

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

0.0

0.1
of which: Corporate and municipal
bonds

0.8

0.0

0.0

0.2

(0.1)
0.0

(0.0)

0.1

(0.1)

0.0

0.9
of which: Loans

1.8

0.0

(0.0)

0.0

(0.5)

1.1

(0.3)

0.1

(0.0)

0.0

2.3
Derivative financial instruments –
assets

2.8

(0.5)

(0.4)
0.0

0.0

0.7

(0.6)

0.4

(0.3)

0.0

2.5
of which: Interest rate

0.9

(0.0)

(0.0)
0.0

0.0

0.0

(0.1)

0.3

(0.1)

(0.0)

0.9
of which: Equity / index

1.1

(0.3)

(0.3)
0.0 0.0

0.4

(0.2)

0.1

(0.1)

0.0

0.9
of which: Credit

0.6

(0.0)

(0.0)
0.0 0.0

0.2

(0.2)

0.0

(0.1)

0.0

0.5
Financial assets at fair value not held
for trading

8.7

0.1

0.1

0.1

(0.2)

0.6

(0.2)

0.1

(0.1)

0.1

9.2
of which: Loans

3.2

0.1

0.1

0.0

(0.0)

0.5

(0.1)

0.0

(0.1)

0.0

3.6
of which: Auction rate securities

0.2

(0.0)

(0.0)
0.0 0.0 0.0 0.0 0.0 0.0 0.0

0.2
of which: Equity instruments

2.9

0.0

0.0

0.0

(0.1)
0.0

(0.0)

0.0

(0.0)

0.0

2.9
of which: Investment fund units

0.7

0.0

(0.0)

0.0

(0.1)
0.0 0.0

0.0
0.0

0.0

0.6
of which: Asset-backed securities

0.6

(0.0)

(0.0)

0.0

(0.0)
0.0 0.0

0.0

(0.1)

0.0

0.5
Derivative financial instruments –
liabilities

4.1

0.2

0.2
0.0

(0.0)

0.7

(0.6)

0.1

(0.3)

0.0

4.1
of which: Interest rate

0.3

0.0

0.0
0.0

(0.0)

0.0

(0.0)

0.0

(0.0)

0.0

0.3
of which: Equity / index

3.1

0.2

0.1
0.0 0.0

0.6

(0.5)

0.1

(0.3)

0.0

3.3
of which: Credit

0.4

0.0

0.0
0.0 0.0

0.1

(0.1)

0.0

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL

0.1

(0.0)

(0.0)
0.0 0.0

0.0

(0.0)

0.0

(0.0)
0.0

0.0
Debt issued designated at fair value

11.8

0.2

0.2
0.0 0.0

1.7

(1.2)

0.6

(2.1)

0.2

11.2
Other financial liabilities designated at
fair value

4.3

(0.0)

(0.0)
0.0

(0.0)

0.3

(0.3)

0.0

(0.0)

0.0

4.3
For the three months ended 31 March 2024
Financial assets at fair value held for
trading

1.8

(0.0)

(0.0)

0.2

(0.8)

0.4

(0.3)

0.1

(0.1)

(0.0)

1.4
of which: Equity instruments

0.1

0.0

0.0

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

(0.0)

0.2
of which: Corporate and municipal
bonds

0.6

(0.0)

(0.0)

0.2

(0.2)
0.0 0.0

0.0

(0.0)

(0.0)

0.5
of which: Loans

0.9

0.0

0.0

0.0

(0.5)

0.4

(0.3)

0.1

(0.0)

(0.0)

0.6
Derivative financial instruments –
assets

1.3

(0.0)

(0.1)
0.0 0.0

0.4

(0.3)

0.1

(0.1)

(0.0)

1.3
of which: Interest rate

0.3

0.1

0.1
0.0 0.0

0.0

(0.1)
0.0

(0.1)

0.0

0.3
of which: Equity / index

0.7

(0.1)

(0.1)
0.0 0.0

0.4

(0.2)

0.0

(0.0)

(0.0)

0.7
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
Financial assets at fair value not held
for trading

4.1

0.0

0.0

0.0

(0.0)

0.4

(0.1)
0.0

(0.0)

(0.0)

4.4
of which: Loans

1.3

0.0

0.0
0.0 0.0

0.2

(0.1)
0.0

(0.0)

(0.0)

1.3
of which: Auction rate securities

1.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

1.2
of which: Equity instruments

1.1

0.0

0.0

0.0

(0.0)

0.0

(0.0)
0.0 0.0

(0.0)

1.1
of which: Investment fund units

0.2

0.0

0.0

0.0

(0.0)
0.0 0.0 0.0 0.0

(0.0)

0.2
Derivative financial instruments –
liabilities

3.2

0.5

0.4
0.0 0.0

1.7

(1.0)

0.2

(0.1)

(0.0)

4.5
of which: Interest rate

0.1

0.0

0.0
0.0 0.0

0.0

(0.0)

0.0

(0.0)

0.0

0.2
of which: Equity / index

2.7

0.5

0.4
0.0 0.0

1.7

(0.9)

0.2

(0.1)

(0.0)

4.0
of which: Credit

0.3

(0.0)

(0.0)
0.0 0.0

0.0

(0.1)

0.0

(0.0)

(0.0)

0.2
Debt issued designated at fair value

7.8

0.2

0.2
0.0 0.0

1.6

(0.8)

0.3

(1.6)

(0.1)

7.4
Other financial liabilities designated at
fair value

2.3

(0.1)

(0.1)
0.0 0.0

0.1

(0.2)

0.0

(0.0)

(0.0)

2.1
1 Net gains / losses included

in comprehensive income are recognized

in Net interest income and

Other net income from financial

instruments measured at fair value

through profit or loss in

the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in the

Statement of comprehensive

income.

2 Total

Level 3 assets as

of 31 March

2025 were USD

15.4bn
(31 December 2024: USD 14.7bn). Total Level 3 liabilities as of 31 March 2025 were USD 19.6bn (31 December 2024:

USD 20.4bn).

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

62
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2024.
Financial instruments not measured at fair value
31.3.25 31.12.24
USD bn
Carrying
amount
Fair
value
Carrying
amount
Fair
value
Assets
Cash and balances at central banks

231.4

231.4

223.3

223.3
Amounts due from banks

20.3

20.3

18.1

18.1
Receivables from securities financing transactions measured at amortized cost

101.8

101.8

118.3

118.3
Cash collateral receivables on derivative instruments

39.0

39.0

44.0

44.0
Loans and advances to customers

603.2

597.1

587.3

582.4
Other financial assets measured at amortized cost

66.9

65.4

59.3

57.5
Liabilities
Amounts due to banks

27.8

27.8

23.3

23.4
Payables from securities financing transactions measured at amortized cost

15.0

15.0

14.8

14.8
Cash collateral payables on derivative instruments

32.0

32.0

36.4

36.4
Customer deposits

747.5

748.2

749.5

750.0
Funding from UBS Group AG measured at amortized cost

111.5

115.3

107.9

112.5
Debt issued measured at amortized cost

98.3

98.7

101.1

102.7
Other financial liabilities measured at amortized cost
1

15.6

15.6

17.9

17.9
1 Excludes lease liabilities.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

63
Note 11

Derivative instruments
a) Derivative instruments
As of 31.3.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

39.0

34.2

3,722

18,048
Credit derivatives

3.2

3.6

173
Foreign exchange

49.6

51.2

7,255

294
Equity / index

40.9

48.0

1,419

104
Commodities

5.0

4.2

180

19
Other
3

0.9

1.1

178
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

138.6

142.2

12,927

18,465
Further netting potential not recognized on the balance

sheet
5

(123.2)

(127.9)
of which: netting of recognized financial liabilities / assets

(100.9)

(100.9)
of which: netting with collateral received / pledged

(22.3)

(27.0)
Total derivative financial instruments, after consideration of further netting potential

15.4

14.4
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate

42.1

36.6

3,650

16,844
Credit derivatives

3.1

3.7

144
Foreign exchange

101.1

94.6

7,216

269
Equity / index

36.9

42.7

1,365

93
Commodities

2.6

2.2

155

17
Other
3

0.6

0.8

87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

186.4

180.7

12,617

17,223
Further netting potential not recognized on the balance

sheet
5

(162.6)

(166.4)
of which: netting of recognized financial liabilities / assets

(135.6)

(135.6)
of which: netting with collateral received / pledged

(27.1)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

23.8

14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty or an exchange and settled on a daily basis. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative

instruments and Cash collateral payables

on derivative instruments and

was not material for all

periods presented.

3 Includes Loan commitments measured at

FVTPL, as well as
unsettled purchases and sales of non-derivative

financial instruments for which the changes

in the fair value between trade

date and settlement date are recognized

as derivative financial instruments.

4 Financial
assets and liabilities

are presented net

on the balance sheet

if UBS has

the unconditional and

legally enforceable right to

offset the recognized

amounts, both in

the normal course

of business and

in the event of
default, bankruptcy or insolvency of UBS

or its counterparties, and intends

either to settle on a net

basis or to realize the asset

and settle the liability simultaneously.

5 Reflects the netting potential in accordance
with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the
“Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
31.3.25
Payables
31.3.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting

Standards
1

39.0

32.0

44.0

36.4
Further netting potential not recognized on the balance

sheet
2

(24.3)

(17.1)

(28.3)

(22.6)
of which: netting of recognized financial liabilities / assets

(22.2)

(15.0)

(25.9)

(20.2)
of which: netting with collateral received / pledged

(2.1)

(2.1)

(2.4)

(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential

14.7

14.9

15.7

13.8
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties,

and intends either

to settle on

a net basis

or to realize

the asset and

settle the liability

simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 22

Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

64
Note 12

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD m 31.3.25 31.12.24
Debt securities

48,095

41,583
Loans to financial advisors

2,738

2,723
Fee- and commission-related receivables

2,493

2,231
Finance lease receivables

6,104

5,934
Settlement and clearing accounts

444

430
Accrued interest income

2,127

2,196
Other
1

4,864

4,182
Total other financial assets measured at amortized cost

66,864

59,279
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets
USD m 31.3.25 31.12.24
Precious metals and other physical commodities

7,623

7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,012

1,946
Prepaid expenses

1,285

1,194
Current tax assets

1,410

1,504
VAT,

withholding tax and other tax receivables

816

1,129
Properties and other non-current assets held for sale

189

195
Assets of disposal groups held for sale
2

1,823
Other

1,799

2,149
Total other non-financial assets

15,134

17,282
1 Refer to Note 16 for more information.

2 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.
c) Other financial liabilities measured at amortized cost
USD m 31.3.25 31.12.24
Other accrued expenses

2,646

2,732
Accrued interest expenses

4,910

5,862
Settlement and clearing accounts

2,193

1,925
Lease liabilities

3,824

3,871
Other

5,849

7,372
Total other financial liabilities measured at amortized cost

19,421

21,762
d) Other financial liabilities designated at fair value
USD m 31.3.25 31.12.24
Financial liabilities related to unit-linked investment contracts

17,528

17,203
Securities financing transactions

4,093

5,798
Over-the-counter debt instruments and other

5,613

5,698
Funding from UBS Group AG
1

5,557

5,342
Total other financial liabilities designated at fair value

32,792

34,041
1 Funding from UBS Group AG

consists of subordinated debt of UBS

AG and its subsidiaries toward

UBS Group AG. Subordinated

debt consists of unsecured debt

obligations that are contractually subordinated

in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.

e) Other non-financial liabilities
USD m 31.3.25 31.12.24
Compensation-related liabilities

4,460

6,897
of which: net defined benefit liability

704

691
Current tax liabilities

1,697

1,536
Deferred tax liabilities

303

283
VAT,

withholding tax and other tax payables

888

1,067
Deferred income

596

614
Liabilities of disposal groups held for sale
1

1,212
Other

80

304
Total other non-financial liabilities

8,024

11,911
1 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

65
Note 13

Funding from UBS Group AG measured

at amortized cost
Funding from UBS Group AG measured at amortized cost
USD m 31.3.25 31.12.24
Debt contributing to total loss-absorbing capacity (TLAC)

88,236

87,036
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
1

18,325

14,585
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,245
Other
2

4,895

5,051
Total funding from UBS Group AG measured at amortized cost
3,4

111,457

107,918
1 For 31 March 2025, includes

USD 10.1bn (31 December 2024: USD 6.9bn)

that is, upon the occurrence

of a trigger event or a viability event,

subject to conversion into ordinary UBS shares.

2 Includes debt no
longer eligible as TLAC having a residual maturity of less than one year and high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG issued notice of redemption.

3 Consists of subordinated debt of

UBS AG and its subsidiaries

toward UBS Group AG.

Subordinated debt consists of unsecured

debt obligations that are contractually

subordinated in right of payment

to all other
present and future non-subordinated obligations of the respective issuing entity.

4 UBS AG has also recognized funding from UBS Group AG that is designated at fair value. Refer to Note 12d for more information.

Note 14

Debt issued designated at fair value
Debt issued designated at fair value
USD m 31.3.25 31.12.24
Equity-linked
1

57,151

54,069
Rates-linked

23,778

23,641
Credit-linked

5,354

5,225
Fixed-rate

15,178

14,250
Commodity-linked

3,462

3,592
Other

2,470

1,789
Total debt issued designated at fair value 2

107,393

102,567
1 Includes investment fund unit-linked instruments issued.

2 As of 31 March 2025, 100% of Total debt issued designated at fair value was unsecured

(31 December 2024: 100%).
Note 15

Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 31.3.25 31.12.24
Short-term debt
1

30,582

30,509
Senior unsecured debt

30,106

33,416
Covered bonds

9,089

8,814
Subordinated debt

676

689
of which: eligible as non-Basel III-compliant tier 2 capital instruments

205

207
Debt issued through the Swiss central mortgage institutions

27,378

27,251
Other long-term debt

429

424
Long-term debt
2

67,677

70,595
Total debt issued measured at amortized cost
3,4

98,259

101,104
1 Debt with an original contractual maturity of

less than one year,

includes mainly certificates of deposit and commercial

paper.

2 Debt with an original contractual maturity

greater than or equal to one year.

The
classification of debt

issued into short

-term and long

-term does not

consider any early

redemption features.

3 Net of bifurcated

embedded derivatives,

the fair value

of which was

not material for

the periods
presented.

4 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long-term debt (92% secured), 100% of the balance was unsecured as of 31 March 2025.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

66
Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
Overview of total provisions
USD m 31.3.25 31.12.24
Provisions other than provisions for expected credit losses

5,146

4,799
Provisions for expected credit losses
1

348

332
Total provisions

5,495

5,131
1 Refer to Note 9c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.
Additional information for provisions other than provisions for expected credit losses
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024

3,598

699

224

278

4,799
Increase in provisions recognized in the income statement

226

247

4

37

515
Release of provisions recognized in the income statement

(12)

(28)

(1)

(15)

(57)
Provisions used in conformity with designated purpose

(30)

(149)

(12)

(12)

(204)
Foreign currency translation and other movements

65

13

9

7

93
Balance as of 31 March 2025

3,848

781

223

294

5,146
1 Consists of provisions

for losses

resulting from

legal, liability

and compliance risks.

2 Includes USD

374m of provisions

for onerous

contracts related

to real estate

as of 31

March 2025

(31 December 2024:
USD 383m) and USD 342m of personnel-related restructuring provisions as of 31 March 2025 (31 December 2024: USD 262m), as

well as provisions for onerous contracts related to technology.

3 Mainly includes
provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related to employee benefits, VAT and operational risks.

Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

16b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS”, “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

67
Note 16

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in

Note 16a above.

UBS provides below

an estimate of

the aggregate liability

for its

litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these estimates

require UBS

to make

speculative legal

assessments as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing provisions are in the range of USD

0bn to USD 3.2bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2024

1,271

147

1

266

1,779

135

3,598
Increase in provisions recognized in the income statement

15

0

0

29

109

72

226
Release of provisions recognized in the income statement

(2)

0

0

(9)

0

(1)

(12)
Provisions used in conformity with designated purpose

(12)

0

0

0

(15)

(2)

(30)
Foreign currency translation and other movements

47

6

0

7

5

0

65
Balance as of 31 March 2025

1,318

153

0

293

1,878

205

3,848
1 Provisions, if any, for the matters

described in items 2 and 9 of this Note are recorded in Global Wealth

Management. Provisions, if any, for

the matters described in items 4, 5, 6, 7 and 8 of this Note are recorded
in Non-core and Legacy. Provisions,

if any, for the matters

described in item 1 of this Note are allocated

between Global Wealth Management, Personal

& Corporate Banking and Non-core and Legacy.

Provisions, if
any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated
between the Investment Bank and Non-core and Legacy.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

68
Note 16

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR

3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision to

the French Supreme Court. The

Supreme Court rendered its judgment

on 15 November
2023. It

upheld the

Court of

Appeal’s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned

the confiscation of EUR 1bn, the penalty of EUR 3.75m

and the EUR 800m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR 800m of civil damages

to UBS AG.
In May

2014, Credit

Suisse AG

entered into

settlement agreements

with the

SEC, the

Federal Reserve,

the New York
Department

of

Financial

Services

and

agreed

with

the

U.S.

Department

of

Justice

(the

DOJ)

to

plead

guilty

to
conspiring to

aid and

abet US

taxpayers

in filing

false tax

returns (the

2014 Plea

Agreement). Credit

Suisse continued
to report to and cooperate with US authorities in accordance with its obligations under the 2014 Plea Agreement,
including by

conducting a

review of

cross-border services

provided by

Credit Suisse.

In this

connection, Credit

Suisse
provided information to

US authorities regarding

potentially undeclared US assets

held by

clients at Credit

Suisse
since

the

2014

Plea

Agreement.

In

May

2025,

Credit

Suisse

Services

AG

entered

into

a

plea

agreement

(the
2025 Plea Agreement) with the

DOJ under which

it agreed to

plead guilty to

one count of

conspiracy to aid

and
assist in

the preparation

of false

income

tax returns.

In

addition, Credit

Suisse

Services AG

entered into

a

non-
prosecution agreement

with the

DOJ (the

2025 NPA)

relating to

legacy Credit

Suisse accounts

booked in

Credit
Suisse’s Singapore booking center. The 2025

Plea Agreement and the

2025 NPA provide for

penalties, restitution
and

forfeiture

of

USD

511m

in

the

aggregate.

The

2025

Plea

Agreement

and

the

2025

NPA

include

ongoing
obligations of UBS to furnish

information and cooperate

with DOJ’s investigations

of legacy Credit Suisse accounts
held by US

persons in

its Switzerland

and Singapore

booking centers

and related

accounts in

other booking

centers.
Our balance sheet at 31 March 2025 reflected provisions

in an amount that UBS believes to be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty

based on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

69
Note 16

Provisions and contingent liabilities

(continued)
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. Credit Suisse has appealed the decision to the European General Court.

UBS received leniency and accordingly no fine was assessed.
Foreign-exchange-related civil litigation:
Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
will be deemed

final in May

2025 if the

petitioners do

not further appeal.

UBS’s settlement

remains subject

to court
approval.

LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

70
Note 16

Provisions and contingent liabilities

(continued)
LIBOR and

other benchmark-related

civil litigation:
A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act,

as well

breach of

contract and unjust

enrichment. Following various

rulings by

the SDNY

and the
Second Circuit

dismissing certain

of the

causes of

action and

allowing others

to proceed,

one

class action

with
respect

to

transactions

in

over-the-counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are
proceeding in the district court.

UBS and Credit Suisse

have entered into settlement agreements in

respect of the
class actions relating

to exchange-traded

instruments, bonds

and loans. These

settlements have

received final court
approval and

the actions

have been

dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was
filed in

federal court

in California

against UBS,

Credit Suisse

and numerous

other banks

alleging that

the defendants
conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD ICE LIBOR rate
and

monopolized

the

market

for

LIBOR-based

consumer loans

and

credit

cards. The

court

dismissed

the

initial
complaint and

subsequently

dismissed an

amended complaint

with prejudice;

the US

Court of

Appeals for

the Ninth
Circuit affirmed the dismissal. In

April 2025, plaintiffs filed

a petition for a

writ of certiorari with

the US Supreme
Court challenging the decisions of the lower

courts.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed. Plaintiffs have appealed the

dismissals.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement by Credit Suisse of the claims

against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission fined UBS EUR 172m,

which amount was confirmed on appeal

on 26 March 2025.
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in federal

court in New

Mexico alleging manipulation of

credit default swap

(CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June 2014, those claims are barred by

the SDNY settlement. The plaintiffs have

appealed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, UBS’s

balance sheet

at 31

March 2025

reflected a

provision in

an amount

that UBS

believes to

be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

71
Note 16

Provisions and contingent liabilities

(continued)
4. Mortgage-related matters
Government and

regulatory

related matters:

DOJ RMBS

settlement
– In January

2017, Credit Suisse

Securities (USA)
LLC (CSS

LLC) and

its current

and former

US subsidiaries

and US

affiliates reached

a settlement

with the

DOJ related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through

2007. The
settlement resolved

potential civil claims

by the

DOJ related

to certain of

those Credit

Suisse entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty was

paid to the DOJ in

January 2017. The settlement also required

the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments and
loan forgiveness, and the DOJ

and Credit Suisse agreed to the appointment

of an independent monitor to

oversee
the

completion of

the

consumer

relief

requirements

of

the

settlement. UBS

continues

to

evaluate its

approach
toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate

amount

of

the

consumer

relief
obligation

increased

after

2021

by

5%

per

annum

of

the

outstanding

amount

due

until

these

obligations

are
settled. The monitor publishes reports periodically on

these consumer relief matters.
Civil litigation:

Repurchase litigations

–
Credit Suisse

affiliates are

defendants in

various civil

litigation matters

related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m.

Following a

non-jury trial,

the court

issued a

decision in

December 2024

that the

plaintiff had
established breaches

of representations

and warranties

relating to 209

of the 783

loans at issue.

The court

deferred
decision as to

damages, which will

either be agreed

upon by the

parties or briefed

for further decision

by the court.
An action

by Home

Equity Asset Trust

2007-2 alleges damages

of not

less than

USD 495m. An

action by

CSMC
Asset-Backed Trust 2007-NC1 does not allege

a damages amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit

affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari. In February 2024, plaintiffs filed a motion
to vacate the judgment in the first filed lawsuit. Of

the other seven cases, four are stayed, including one that was dismissed as

to Credit

Suisse and

most of

the bank

defendants prior

to entry

of the

stay, and in three

cases plaintiffs
have filed amended complaints.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

72
Note 16

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD 742.73m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda) Ltd., described below, and the court ordered the parties to ensure there is no double recovery

in relation

to this

award and

the Bermuda

proceedings. On

appeal from

this judgment,

in

July
2024, the court ordered changes

to the damages calculation and directed

the parties to agree

on adjustments to
the award. The court ordered

a revised award of USD 461m,

including interest and costs,

in October 2024 and the
Singapore proceeding has concluded.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD 607.35m to the plaintiff. Credit Suisse Life (Bermuda)

Ltd. appealed
the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024, the Bermuda Court of Appeal granted Credit

Suisse Life (Bermuda) Ltd.’s motion for

leave to appeal the judgment
to the

Judicial Committee

of the

Privy

Council and

the notice

of such

appeal was

filed.

The

Bermuda Court

of
Appeal also ordered that the current stay continue pending determination of the appeal on the condition that the
damages awarded, plus interest calculated at

the Bermuda statutory rate of 3.5%,

remain in the escrow account.
In

Switzerland,

civil

lawsuits

have

been

commenced

against

Credit

Suisse AG

in

the

Court

of

First

Instance

of
Geneva, with statements of claim served in March

2023 and March 2024.
7. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA by one year.

UBS AG first quarter 2025 report |
Consolidated financial statements | Notes to

the UBS AG interim consolidated financial

statements (unaudited)

73
Note 16

Provisions and contingent liabilities

(continued)
8. ETN-related litigation
XIV litigation
: Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short-Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit

issued an

order that

reinstated a

portion of

the claims.

In decisions

in March

2023 and

February
2025,

the

court

granted

class

certification

for

two

of

the

three

classes

proposed

by

plaintiffs

and

denied class
certification of the third proposed class.
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay a

fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately

CHF 12m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately CHF 19m.

Credit Suisse AG appealed

the decision to the

Swiss Federal Court of

Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory

claim ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney

General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed

limited to

the issue

whether
a successor entity by merger can be criminally

liable for acts of the predecessor entity.

10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters. In July 2023, CSI and CSSEL entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.
Note 17

Events after the reporting period
On 5 May 2025, Credit

Suisse Services AG entered

into an agreement with

the U.S. Department of

Justice to settle
a long-running tax-related

investigation into Credit

Suisse's implementation

of its 2014

plea agreement, relating

to
its

legacy

cross-border

business

with

US

taxpayers

booked

in

Switzerland,

which

began

before

UBS

acquired
Credit Suisse. Credit

Suisse Services

AG pleaded

guilty to

one count

of conspiracy

to aid

and assist

in the

preparation
of

false

income

tax

returns

and

will

pay

an

aggregate

of

USD 371.9m.

Credit

Suisse

Services

AG

also
contemporaneously

entered

into

a

non-prosecution

agreement

regarding

US

taxpayers

booked

in

the

legacy
Credit Suisse Singapore booking

center and will

pay an

aggregate of

USD 138.7m. UBS

AG has not

made any

post-
balance sheet adjustment as the expected

impact is not material.

UBS AG first quarter 2025 report |
Consolidated financial statements | Comparison between

UBS AG consolidated and UBS Group AG consolidated

74
Comparison between UBS AG consolidated and

UBS Group AG consolidated
The table below provides

a comparison of selected

financial and capital information of

UBS AG consolidated and
of UBS Group AG consolidated.

UBS AG and

UBS Group AG both

prepare consolidated

financial statements

in accordance

with IFRS

Accounting
Standards. UBS Group AG has applied acquisition accounting as defined by IFRS 3, Business Combinations , to the acquisition of the Credit Suisse Group in 2023. The merger of UBS AG and Credit Suisse AG on 31 May 2024 has been

accounted

for

as

a

business

combination

under

common

control,

as

defined

in

IFRS 3,

using

the

historic
carrying values

of the

assets and

liabilities of

Credit Suisse AG

as at

the date

of the

transaction (31 May

2024),
determined

under

IFRS

Accounting

Standards.

Therefore,

differences

exist

between

the

accounting

treatments
applied

at

the

UBS Group AG

and

UBS AG

consolidated

levels.

There

are

also

certain

scope

and

presentation
differences, as noted below.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Assets,

liabilities,

revenues,

operating

expenses

and

tax

expenses

/

(benefits)

relating

to

UBS

Group AG and

its
directly held

subsidiaries,

including UBS

Business Solutions

AG, are

reflected in

the consolidated

financial statements
of UBS Group AG but

not in those of

UBS AG. UBS AG’s

assets, liabilities, revenues

and operating expenses

related
to transactions

with UBS

Group AG and its

directly held

subsidiaries, including

UBS Business

Solutions AG and

other
shared services subsidiaries,

are not subject to

elimination in the

UBS AG consolidated financial

statements, but are
eliminated in the UBS Group AG consolidated financial

statements.
In the

first quarter

of 2025,

UBS AG consolidated

recognized a

net profit

of USD 1,035m,

while UBS Group

AG
consolidated recognized

a net profit

of USD 1,702m.

The USD 667m

difference was

mainly due to

certain purchase
price allocation

(PPA) effects

recognized at

the UBS Group

AG level

upon the

acquisition of

the Credit

Suisse Group.
These resulted

in net

accretion income

at the

UBS Group AG

level, net

of tax

effects, whereas

UBS AG has

not
applied acquisition

accounting and

does not have

the PPA effects

or the corresponding

net income. The

PPA effects
also resulted in lower

expenses for litigation, regulatory and

similar matters for UBS

Group AG and

a higher gain
from the sale of

Select Portfolio Servicing,

the US mortgage servicing

business of Credit

Suisse. Other differences

in
net profit

mainly arise

as UBS

Business Solutions AG

and other

shared services

subsidiaries of

UBS Group AG charge
other legal entities within the UBS AG consolidation

scope a markup on costs incurred for

services provided.

The equity

of UBS Group

AG consolidated

was USD 9.5bn

lower than

the equity

of UBS AG

consolidated as

of
31 March 2025.

This difference

was mainly

due to

consolidation scope differences

of USD 4.8bn,

as well

as PPA
effects of USD 4.5bn recognized at

the UBS Group AG level

upon the acquisition of the

Credit Suisse Group that
did not impact UBS AG

consolidated, primarily related

to loans and loan

commitments measured at

amortized cost
and contingent liabilities recognized under IFRS

3 for litigation.
The going concern capital of UBS Group AG consolidated

was USD 1.2bn lower than the going concern capital

of
UBS AG consolidated as of

31 March 2025, reflecting the

common equity tier 1

(CET1) capital of

UBS Group AG
being lower

by USD 1.6bn,

partly offset

by its

going concern

loss-absorbing additional

tier 1 (AT1)

capital being
USD 0.4bn higher.

The USD 1.6bn

lower CET1

capital of

UBS Group AG

consolidated was

primarily due

to UBS Group

AG consolidated
IFRS equity being USD 9.5bn lower, compensation-related

regulatory capital accruals at the

UBS Group AG level of
USD 2.7bn, a

capital reserve

for

expected future

share repurchases

of

USD 2.5bn and

a

USD 0.9bn effect

from
eligible deferred tax assets

on temporary differences,

largely offset by a

USD 13.9bn difference in

dividend accruals
between UBS Group AG and UBS AG.

UBS AG first quarter 2025 report |
Consolidated financial statements | Comparison between

UBS AG consolidated and UBS Group AG consolidated

75
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 31.3.25 As of or for the quarter ended 31.12.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

12,163

12,557

(393)

11,317

11,635

(318)
Credit loss expense / (release)

124

100

24

241

229

12
Operating expenses

10,701

10,324

377

11,017

10,359

658
Operating profit / (loss) before tax

1,339

2,132

(793)

59

1,047

(989)
Net profit / (loss)

1,035

1,702

(667)

(254)

779

(1,034)
Balance sheet
Total assets

1,547,489

1,543,363

4,126

1,568,060

1,565,028

3,033
Total liabilities

1,450,367

1,455,773

(5,406)

1,473,394

1,479,454

(6,060)
Total equity

97,123

87,590

9,532

94,666

85,574

9,092
Capital, liquidity and funding information
Common equity tier 1 capital

70,756

69,152

1,604

73,792

71,367

2,425
Going concern capital

89,081

87,837

1,244

89,623

87,739

1,884
Risk-weighted assets

481,539

483,276

(1,737)

495,110

498,538

(3,429)
Common equity tier 1 capital ratio (%)

14.7

14.3

0.4

14.9

14.3

0.6
Going concern capital ratio (%)

18.5

18.2

0.3

18.1

17.6

0.5
Total loss-absorbing capacity ratio (%)

38.0

38.7

(0.8)

36.7

37.2

(0.5)
Leverage ratio denominator

1,565,845

1,561,583

4,261

1,523,277

1,519,477

3,799
Common equity tier 1 leverage ratio (%)

4.5

4.4

0.1

4.8

4.7

0.1
Liquidity coverage ratio (%)
1

180.3

181.0

(0.7)

186.1

188.4

(2.3)
Net stable funding ratio (%)

122.8

124.2

(1.4)

124.1

125.5

(1.4)
1 The disclosed ratios represent quarterly

averages for the quarters presented and are

calculated based on an average of

62 data points in the first quarter of

2025 and 64 data points in the fourth

quarter of 2024.
Refer to the “Liquidity and funding management” section of this report for more information.

UBS AG first quarter 2025 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk
1

(bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Gross margin on invested assets
1

(bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS AG first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin
1

(bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.
Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement, foreign
exchange translation, interest and fees, as well

as the
effects on loans and advances to customers of
strategic decisions by UBS to exit markets or

services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS AG first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS AG first quarter 2025 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
1
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the

first quarter of 2025 and the

fourth quarter of 2024 is based

entirely on consolidated data following the merger

of UBS AG and Credit Suisse AG

and for the purpose of the
calculation of return measures has

been annualized by multiplying such

by four.

Profit or loss information for

the first quarter of 2024

includes pre-merger UBS AG data

only and for the purpose

of the calculation of
return measures has been annualized by multiplying such by four.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG first quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG first quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG first quarter 2025 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

performance

of

UBS AG
(consolidated);

the

strategy

and

performance

of

the

business

divisions

and

Group

functions;

risk,

treasury

and
capital management; corporate governance;

and financial information, including

the financial statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that is filed with

the SEC is available on the

SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG first quarter 2025 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives.

While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s expectations.

In particular, the global economy may suffer

significant adverse
effects from increasing political tensions between world

powers, changes to international

trade policies, including those related to

tariffs and trade barriers, and
ongoing conflicts

in the Middle

East, as well

as the continuing

Russia–Ukraine war. UBS’s

acquisition of the

Credit Suisse

Group has materially

changed its

outlook
and strategic direction and introduced

new operational challenges. The integration of the

Credit Suisse entities into the

UBS structure is expected

to continue
through 2026 and presents significant

operational and execution risk, including the

risks that UBS may be

unable to achieve the cost

reductions and business
benefits contemplated by

the transaction, that

it may incur

higher costs to

execute the integration

of Credit Suisse

and that the

acquired business may

have
greater risks

or liabilities

than expected.

Following the

failure of

Credit Suisse,

Switzerland is

considering significant

changes to

its capital,

resolution and

regulatory
regime, which,

if proposed

and adopted,

may significantly

increase our

capital requirements

or impose

other costs

on UBS.

These factors

create greater

uncertainty
about forward-looking statements. Other factors that may affect UBS’s performance and ability to achieve its plans, outlook and

other objectives also include,
but are not limited to: (i) the degree to which UBS

is successful in the execution of its

strategic plans, including its cost reduction

and efficiency initiatives and its
ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in

RWA assets

and liabilities

arising from

higher market

volatility and

the size

of the

combined Group;

(ii) the degree

to which

UBS is

successful in
implementing changes to

its businesses to

meet changing market,

regulatory and

other conditions; (iii) inflation

and interest

rate volatility

in major

markets;
(iv) developments in the macroeconomic climate

and in the markets in which UBS operates

or to which it is exposed, including

movements in securities prices or
liquidity, credit

spreads, currency exchange rates,

residential and commercial real

estate markets, general economic conditions, and

changes to national trade
policies on the financial position or creditworthiness of

UBS’s clients and counterparties, as well as on

client sentiment and levels of activity; (v) changes in the
availability of capital and funding, including any adverse changes in UBS’s credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt

eligible for total loss-absorbing capacity

(TLAC); (vi) changes in central bank

policies or the implementation of

financial legislation
and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent
or entity-specific

capital, TLAC,

leverage ratio,

net stable

funding ratio,

liquidity and

funding requirements,

heightened operational

resilience requirements,
incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity
and sharing of operational costs across

the Group or other measures,

and the effect these

will or would have

on UBS’s business activities; (vii) UBS’s ability

to
successfully implement resolvability

and related regulatory requirements and

the potential need to

make further changes to

the legal structure or booking

model
of UBS in

response to legal

and regulatory requirements

and any additional

requirements due to

its acquisition

of the Credit

Suisse Group, or

other developments;
(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely manner

and for

the detection and

prevention of
money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical turmoil;

(ix) the uncertainty arising from
domestic stresses

in certain

major economies;

(x) changes in

UBS’s competitive

position, including

whether differences

in regulatory

capital and

other requirements
among the major financial centers adversely affect UBS’s

ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its
businesses that

may result

from new

regulations or

new enforcement

of existing

standards, including

measures to

impose new

and enhanced

duties when
interacting with customers and in

the execution and handling of

customer transactions; (xii) the liability

to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations, including

the

potential

for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory and

similar matters have on the

operational risk component of its

RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability

of its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes
in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the possibility of

conflict between

different governmental standards

and regulatory regimes;
(xxi) the ability

of UBS to

access capital markets;

(xxii) the ability

of UBS to

successfully recover from

a disaster or

other business continuity problem

due to a
hurricane, flood, earthquake, terrorist attack, war,

conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or
man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences

that this may have on

its business and performance.

The sequence in which the factors

above are presented is not indicative

of
their likelihood of occurrence

or the potential magnitude

of their consequences. UBS’s

business and financial performance could

be affected by

other factors
identified in its past and future filings and reports, including those filed with the US

Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in

documents furnished by

UBS and filings made by UBS

with the SEC, including the

UBS Group AG and UBS AG Annual

Reports
on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-
looking statements, whether as a result of new information,

future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

This

Form 6-K

is

hereby incorporated

by reference

into (1)

the

registration statements

of

UBS AG

on

Form

F-3
(Registration Number 333-283672),

and into each

prospectus outstanding

under the foregoing

registration statement,
(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that

incorporates

by
reference any Forms 6-K

of UBS AG

that are incorporated

into its registration statements

filed with the SEC,

and (3)
the base prospectus of Corporate Asset Backed Corporation (“CABCO”)

dated June 23, 2004 (Registration Number
333-111572),

the

Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the
Prospectus

Supplements

relating

to

the

CABCO

Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

May 8, 2025